UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso
Bogota, Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 2, 2026 titled, “GeoPark Completes Strategic Venezuela Entry Transaction”
2.	Share Purchase Agreement by and among GeoPark Limited, GeoPark USA, LLC and Panamerican Energy Holdings S.A., dated as of September 2, 2026
3.	Amendment No. 1 to the Share Purchase Agreement by and among GeoPark Limited, GeoPark USA, LLC and Panamerican Energy Holdings S.A., dated as of October 26, 2026
4.	Governance Agreement by and among GeoPark Limited, Panamerican Energy Holdings S.A. and Colden Investments S.A., dated as of September 2, 2026

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK COMPLETES STRATEGIC VENEZUELA ENTRY TRANSACTION

25-YEAR BARE BLOCK CPP NOW EFFECTIVE FOLLOWING EARLY COMPLETION OF MILESTONES

42.1 MILLION NEW GEOPARK SHARES TO BE ISSUED TO GRUPO GILINSKI, BECOMING THE
COMPANY’S CONTROLLING SHAREHOLDER

OPERATIONAL TAKEOVER IN PROGRESS

Bogota, Colombia – November 2, 2026 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with more than 20 years of successful operations across Latin America, today announced the effectiveness of the 25-year Production Participation Contract (“CPP”) for the Bare Block in Venezuela (the “Bare Block”), together with the completion of the related share issuance transaction with Grupo Gilinski.

The closing marks a major milestone in GeoPark’s strategic entry into Venezuela and was achieved well within the originally agreed effectiveness period, following intensive technical, contractual and operational coordination and agreements with PDVSA Petróleo S.A. (“PPSA”).

With the CPP now effective, GeoPark has completed the acquisition of the remaining 95% interest in the CPP holding company (“CPP Holdco”) from a subsidiary of Grupo Gilinski in exchange for the issuance to such subsidiary of GeoPark common shares. The transaction adds a large-scale, long-duration brownfield redevelopment platform to GeoPark’s existing operations in Colombia and Argentina.

CPP Effectiveness and Operational Readiness

The effectiveness of the CPP follows the successful completion of the principal contractual and regulatory milestones, well before the 120 day period established in the contract, including the approval of the final Bare Block development and business plan, the execution of all complementary agreements with PPSA, and obtaining all required authorizations.

The 25-year CPP was established under Venezuela’s Organic Hydrocarbons Law1 and its recently issued regulations. Under the agreement, GeoPark will act as operator, fund 100% of capital expenditures under approved work programs and hold a 65% net participating interest. The CPP also provides direct commercialization rights, access to critical infrastructure, operational control provisions and contractual economic protections.

GeoPark is advancing preparations to complete operational takeover of the Bare Block before year-end 2026, with readiness activities progressing across technical, field, and corporate workstreams. Approximately 300-400 reactivation wells have already been assessed, establishing the foundation for the initial redevelopment phase, focused on production stabilization, well reactivations, workovers and infrastructure rehabilitation.

GeoPark expects to begin financial consolidation of the Bare Block asset upon gaining operational control of the block.

1 Ley de Reforma a la Ley Organica de Hidrocarburnos, published in Gaceta Oficial Extraordinaria No. 6,978 on January 29, 2026.

Shareholder Structure

As contemplated in the September 2, 2026 announcement, GeoPark has completed the acquisition of Grupo Gilinski’s remaining 95% interest in CPP Holdco2, following its initial 5% participation.

On October 30, 2026, in consideration for the acquisition, GeoPark instructed its transfer agent to issue 42,135,872 common shares to Panamerican Energy Holdings S.A. (“PEH”), a member entity of Grupo Gilinski, on the date hereof. The acquisition was completed entirely through equity consideration, with no cash acquisition payment by GeoPark, preserving liquidity and balance sheet flexibility. Following the share issuance, Grupo Gilinski will hold approximately 56.3% of GeoPark’s outstanding common shares, becoming the Company’s controlling shareholder.

Under the Share Purchase Agreement, dated as of September 2, 2026, by and among the Company, PEH and GeoPark USA, LLC (the “SPA”), Grupo Gilinski may receive up to 5,421,589 additional GeoPark common shares (which could increase its ownership interest in GeoPark to approximately 58.4%), if certain milestones set forth in the SPA are achieved. As the CPP became effective earlier than originally anticipated, the parties have agreed to extend the deadline for achieving these milestones from closing to December 1, 2026.

Tender Offer and Governance

Under the agreed transaction framework, Grupo Gilinski is required to initiate a tender offer, within 90 days following closing, to acquire GeoPark common shares not already held by Grupo Gilinski or its affiliates, at a price of US$12.22 per share, for an aggregate consideration of up to US$100 million. The tender offer will provide a liquidity alternative for shareholders, with the formal terms and timetable to be communicated upon launch by Grupo Gilinski.

Following closing, and for so long as Grupo Gilinski beneficially owns at least 50% of GeoPark’s outstanding common shares, it is entitled to nominate at least five directors for election or appointment to GeoPark’s Board, compared with the three Board nominees it was previously entitled to nominate. At least two of these five director nominees must qualify as independent under applicable law, NYSE rules and GeoPark’s independence criteria. Any election or appointment remains subject to applicable law and the Company’s governing documents.

GeoPark will continue to operate as a NYSE-listed company, with the governance and shareholder protections established under the Governance Agreement, including the applicable Board independence and related-party transaction safeguards.

The Governance Agreement also provides that, should Grupo Gilinski and its affiliates acquire at any time beneficial ownership of more than 70% of GeoPark’s outstanding common shares, Grupo Gilinski would be required to initiate an additional tender offer for all remaining shares within 90 days of crossing that threshold, at a price no lower than the applicable 30-trading-day volume-weighted average price, subject to applicable regulations.

CEO Commentary

Felipe Bayón, Chief Executive Officer of GeoPark, said: “Completing this transaction well before the agreed contractual timeline is a significant achievement and reflects the strength of our team’s execution capabilities and the close collaboration developed with PPSA. Our focus now fully shifts to operational execution, starting with a safe and disciplined takeover. With reactivation wells already assessed and critical readiness activities well advanced, we have the foundation to stabilize production, reactivate existing capacity and progressively unlock the Bare Block’s substantial potential. This timely milestone reinforces GeoPark’s commitment to Venezuela and our confidence in the country’s energy sector.”

2 The CPP Holdco refers to Energy Assets International S.A, a Panama company, which holds indirect control of Beta Resources (V), C.A., a company incorporated in Venezuela, which executed the CPP.

2

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com

Miguel Bello Investor Relations Officer	mbello@geo-park.com

Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the Invest with Us section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation.

This press release contains certain oil and gas metrics, including operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

ADDITIONAL INFORMATION ON THE TENDER OFFER AND WHERE TO FIND IT

The partial tender offer for any and all outstanding equity securities of GeoPark, other than those beneficially owned by PEH, or its affiliates, including Colden Investments S.A. (“Colden”), at a price of $12.22 per share and up to a total consideration of $100,000,000 referenced in this communication has not yet commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell common shares of GeoPark or any other securities. At the time the tender offer is commenced, Grupo Gilinski will file with the U.S. Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO (the “Tender Offer Statement”), and GeoPark will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”).

GEOPARK SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

GeoPark security holders and other investors can obtain the Tender Offer Statement, the Solicitation/Recommendation Statement and other filed documents for free at the SEC’s web site at www.sec.gov. Copies of the documents filed with the SEC by GeoPark will be available free of charge on GeoPark’s web site, https://www.geo-park.com, or by contacting GeoPark’s investor relations department at ir@geo-park.com. In addition, GeoPark security holders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

3

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘will,’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, expected impact of the transaction on the Venezuelan energy sector, value creation and other operating and financial performance. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

4

Item 2

Execution Version

SHARE PURCHASE AGREEMENT

BY AND BETWEEN

GEOPARK LIMITED,

GEOPARK USA, LLC

AND

PANAMERICAN ENERGY HOLDINGS S.A.

Dated as of September 2, 2026

i

ii

EXHIBITS

Exhibit A	Definitions

iii

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT dated as of September 2, 2026 (this “Agreement”) is by and between GeoPark Limited, an exempted company limited by shares incorporated under the Laws of Bermuda (“GeoPark Limited”), GeoPark USA, LLC, a limited liability company incorporated under the Laws of Delaware (the “Company”) and Panamerican Energy Holdings S.A., a corporation incorporated under the Laws of Panama (“PEH”).  Capitalized terms used but not defined herein have the meanings assigned to them in Exhibit A.

RECITALS:

WHEREAS, on March 5, 2026, the GeoPark Limited and Colden Investments S.A., a Panama sociedad anónima (“Colden”), and an Affiliate of PEH, entered into that certain share purchase agreement (as may be amended from time to time, the “PIPE SPA”), pursuant to which Colden purchased from GeoPark Limited, and GeoPark Limited issued and sold to Colden, 12,876,053 common shares of GeoPark Limited, par value US$0.001 per share (the “GP Common Shares”) on the terms and subject to the conditions therein;

WHEREAS, the Company and PEH, as of the date of this Agreement, own 5% and 95%, respectively, of the total issued share capital of Energy Assets International, S.A., a Panama sociedad anónima (“EAI”);

WHEREAS, Beta Resources (BA) Ltd, a company organized under the Laws of Barbados (the “Barbados HoldCo”), and a wholly-owned Subsidiary of EAI, is the sole shareholder of Beta Resources (V), C.A., a compañía anónima organized under the Laws of Venezuela (“Venezuela Sub”) which is a party to that certain Production Participation Contract or Contrato De Participación Productiva De Hidrocarburos (the “CPP”), with PDVSA Petróleo S.A., with respect to the “Bare Block” located in the Orinoco Oil Belt of Venezuela;

WHEREAS, the Company is a wholly owned subsidiary of GeoPark Limited;

WHEREAS, PEH desires to sell to the Company, and the Company desires to purchase from PEH, all of the issued and outstanding shares, par value $1, of EAI held by PEH as of the date hereof, representing 95% of the total issued share capital of EAI (the “EAI Shares”), such that upon Closing, the Company will (a) directly hold the entire issued share capital of EAI and (b) indirectly hold the entire issued share capital of the Barbados HoldCo and Venezuela Sub, respectively;

WHEREAS, in consideration for the sale of the EAI Shares to the Company, GeoPark Limited desires to issue and sell to PEH, certain additional GP Common Shares, on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, as of the date hereof and concurrent with the entry into this Agreement, GeoPark Limited, PEH and Colden entered into that certain governance agreement (the “Governance Agreement”), to govern the respective rights and obligations of PEH and its Affiliates as Beneficial Owners of the GP Common Shares of GeoPark Limited, effective as of the Closing.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

ARTICLE I

THE SALE

Section 1.1       Sale and Purchase of EAI Shares.  On the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Closing, PEH shall transfer, convey, assign and deliver to the Company, and the Company shall purchase and acquire from PEH, all of PEH’s right, title and interest in and to all of the issued and outstanding EAI Shares, free from all Liens, in consideration for the issuance and sale by GeoPark Limited to PEH of 42,135,872 GP Common Shares plus if the CIT Rate applicable at Closing is:

(a)        lower than 50% but not lower than 49% (the “First Range”), an amount of aggregate additional GP Common Shares (the “First Range Additional GP Common Shares”) equal to the product of (i) 1,314,537 and (ii) the proportional decrease of CIT Rate within the First Range, expressed as a percentage (e.g., if the CIT Rate is 49.5%, 657,269 aggregate additional GP Common Shares; if the CIT Rate is 49.25%, 985,903 aggregate additional GP Common Shares; if the CIT Rate is 49%, 1,314,537 aggregate additional GP Common Shares);

(b)        lower than 49% but not lower than 48% (the “Second Range”), an amount of aggregate additional GP Common Shares (the “Second Range Additional GP Common Shares”) equal to the sum of (i) the full amount of First Range Additional GP Common Shares, and (ii) the product of (x) 1,314,537 and (y) the proportional decrease of CIT Rate within the Second Range, expressed as a percentage (e.g., if the CIT Rate is 48.5%, 1,971,806 aggregate additional GP Common Shares; if the CIT Rate is 48.25%, 2,300,440 aggregate additional GP Common Shares; if the CIT Rate is 48%, 2,629,074 aggregate additional GP Common Shares);

(c)        lower than 48% but not lower than 47% (the “Third Range”), an amount of aggregate additional GP Common Shares (the “Third Range Additional GP Common Shares” equal to the sum of (i) the full amount of Second Range Additional GP Common Shares, and (ii) the product of (x) 1,314,537 and (y) the proportional decrease of CIT Rate within the Third Range, expressed as a percentage (e.g., if the CIT Rate is 47.5%, 3,286,343 aggregate additional GP Common Shares; if the CIT Rate is 47.25%, 3,614,977 aggregate additional GP Common Shares; if the CIT Rate is 47%, 3,943,611 aggregate additional GP Common Shares);

(d)        lower than 47% but not lower than 46% (the “Fourth Range”), an amount of aggregate additional GP Common Shares (the “Fourth Range Additional GP Common Shares”) equal to the sum of (i) the full amount of Third Range Additional GP Common Shares, and (ii) the product of (x) 1,314,537 and (y) the proportional decrease of CIT Rate within the Fourth Range, expressed as a percentage (e.g., if the CIT Rate is 46.5%, 4,600,880 aggregate additional GP Common Shares; if the CIT Rate is 46.25%, 4,929,514 aggregate additional GP Common Shares; if the CIT Rate is 46%, 5,258,148 aggregate additional GP Common Shares);

(e)        lower than 46% but not lower than 45% (the “Fifth Range”), an amount of aggregate additional GP Common Shares equal to the sum of (i) the full amount of Fourth Range Additional GP Common Shares, and (ii) the product of (x) 163,441 and (y) the proportional decrease of CIT Rate within the Fifth Range, expressed as a percentage (e.g., if the CIT Rate is 45.5%, 5,339,869 aggregate additional GP Common Shares; if the CIT Rate is 45.25%, 5,380,729 aggregate additional GP Common Shares; if the CIT Rate is 45%, 5,421,589 aggregate additional GP Common Shares);

(f)        lower than 45%, an amount of aggregate additional GP Common Shares equal to 5,421,589 GP Common Shares.

Section 1.2       Closing.  The consummation of the sale and purchase of all of the issued and outstanding EAI Shares in exchange for the issuance, sale and purchase of the Consideration Shares (the “Closing”) shall take place upon a date and time to be mutually agreed by PEH and the Company, which shall be no later than the fifth (5th) Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions set forth in Article VII which are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions).  At the Closing, GeoPark Limited shall instruct its transfer agent to register the issuance of the Consideration Shares in the name of PEH in book-entry form.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND GEOPARK limited

Each of the Company and GeoPark Limited represents and warrants to PEH as of the date hereof (except to the extent made only as of a specified earlier date, in which case as of such date) (it being understood that the representations and warranties in this Article II with respect to GeoPark Limited only are subject to and qualified by the disclosures in the SEC Documents and any other reports, schedules, registration statements, proxy statements and other documents (including all amendments, supplements, exhibits and schedules thereto) filed or furnished by GeoPark Limited with the SEC (including any documents incorporated by reference therein) prior to the date hereof (and in each case, remaining publicly available or otherwise furnished to PEH by GeoPark Limited prior to the date hereof), other than any risk factor disclosures contained in the “Risk Factors” section thereof or any forward-looking statements within the meaning of the Securities Act or the Exchange Act) that:

Section 2.1       Organization.

(a)        GeoPark Limited is an exempted company duly incorporated, validly existing and in good standing under the Laws of Bermuda and has all necessary power and authority to own its assets, rights and properties and to carry on its business as presently conducted in all material respects, except where the failure to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)        The Company, as of the date hereof is a Delaware limited liability company duly formed, validly existing and in good standing under the Laws of Delaware and has all necessary power and authority to own its assets, rights and properties and to carry on its business as presently conducted in all material respects, except where the failure to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect

(c)        Each of GeoPark Limited’s Subsidiaries is duly formed, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all necessary power and authority to own its assets, rights and properties and to carry on its business as presently conducted, except where the failure to be so formed, existing or in good standing, or to have all such necessary power and authority, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 2.2       Authorization; No Conflicts.

(a)        Each of the Company and GeoPark Limited has all necessary corporate power and authority for the due authorization, execution and delivery of this Agreement and has taken all necessary corporate action required for the due authorization, execution, delivery and performance by the Company and GeoPark Limited of this Agreement, and the consummation by the Company and GeoPark Limited of the transactions contemplated hereby and the due authorization, issuance, sale and delivery of the Consideration Shares by GeoPark Limited.  This Agreement has been duly executed and delivered by each of the Company and GeoPark Limited.  Assuming due execution and delivery by PEH, this Agreement will be a valid and binding obligation of each of the Company and GeoPark Limited enforceable against each of the Company and GeoPark Limited in accordance with its terms, except as such enforceability may be limited by applicable Laws relating to bankruptcy, insolvency, reorganization, moratorium or other similar legal requirement relating to or affecting creditors’ rights generally and except as such enforceability is subject to general principles of equity (regardless of whether enforceability is considered in a Proceeding in equity or at law).

(b)        Subject to the receipt of the consents, approvals and authorizations of, and making of the filings with, the Governmental Entities referred to in Section 2.3, and except for the terms of the Notes and the Indentures, the authorization, execution, delivery and performance by the Company and GeoPark Limited of this Agreement, and the consummation by the Company and GeoPark Limited of the transactions contemplated hereby, including the issuance of the Consideration Shares, do not and will not: (i) conflict with or result in a breach or violation of any of the terms or provisions (including any change of control provisions) of, or require any notice or consent, or constitute a default under, any license, indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which the Company or GeoPark Limited or any of their respective Subsidiaries is a party or by which the Company or GeoPark Limited or any of their respective Subsidiaries is bound, (ii) result in any violation of the provisions of the Governing Documents of either the Company or GeoPark Limited, or (iii) result in any violation of any Law or any Judgment of any Governmental Entity having jurisdiction over the Company or GeoPark Limited or any of their respective Subsidiaries, or any of its or their properties; except in the case of (i) and (iii) for such conflicts, breaches, defaults or violations that would not individually or in the aggregate reasonably be expected to be material to the Company or GeoPark Limited.

Section 2.3       Government Approvals.  No consent, approval or authorization of, or filing with, any Governmental Entity is or will be required on the part of the Company or GeoPark Limited in connection with the execution, delivery and performance by the Company and GeoPark Limited of this Agreement, or in connection with the issuance and sale of the Consideration Shares by GeoPark Limited, except for: (a) filings with the SEC, applicable state securities commissions and NYSE with respect to GeoPark Limited; or (b) the OFAC License (as defined below and to the extent required).

Section 2.4       Authorized Shares.  The Consideration Shares have been duly authorized and, when issued and paid for in accordance with the terms hereof, the Consideration Shares will be duly authorized, validly issued, fully paid and nonassessable and will not be in violation of any preemptive rights.  When issued in accordance with the terms hereof, the Consideration Shares will be free and clear of all Liens (other than Liens incurred by PEH, restrictions arising under applicable securities Laws, restrictions imposed by this Agreement and restrictions arising under the Governing Documents of GeoPark Limited).

Section 2.5       Capitalization.  The authorized share capital of GeoPark Limited consists of 5,171,949,000 GP Common Shares, par value US$0.001 per share, and 5,000,000 Series A Preferred Shares, par value US$0.001 per share.  As of the date of this Agreement, 75,932,013 GP Common Shares are issued, of which 64,922,457 are outstanding and 11,009,556 are held in treasury.  All outstanding GP Common Shares were validly issued, fully paid, nonassessable and free of preemptive rights.  As of the date of this Agreement, there are no Series A Preferred Shares issued and outstanding.  GeoPark Limited holds, directly or indirectly, all issued and outstanding interests in the Company.

Section 2.6       SEC Documents; Financial Statements.

(a)        GeoPark Limited has filed all SEC Documents on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Documents prior to the expiration of any such extension, except as would not be material to GeoPark Limited and its Subsidiaries, taken as a whole.  Except to the extent that information contained in any SEC Document has been revised or superseded by a later filed or submitted SEC Document that is publicly available prior to the date of this Agreement, each of the SEC Documents, as of its respective filing or submission date, (i) complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Document and (ii) together with all other SEC Documents publicly available prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)        There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Documents as of the date hereof.

(c)        The consolidated financial statements and the related notes thereto of GeoPark Limited and its consolidated Subsidiaries included or incorporated by reference in the SEC Documents present fairly in all material respects the financial position of GeoPark Limited and its consolidated Subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments which are not material, individually or in the aggregate, and the absence of footnote disclosures).

Section 2.7       Forward-Looking Statements.  Except as would not be material to GeoPark Limited and its Subsidiaries, taken as a whole, each financial or operational projection or other “forward-looking statement” (as defined by Section 27A of the Securities Act or Section 21E of the Exchange Act) contained in the SEC Documents filed since January 1, 2026 (a) was so included by GeoPark Limited in good faith and with reasonable basis after due consideration by GeoPark Limited of the underlying assumptions, estimates and other applicable facts and circumstances and (b) as required, is accompanied by cautionary statements identifying factors that could cause actual results to differ materially from those in such forward-looking statement.

Section 2.8       Sarbanes-Oxley; Internal Accounting Controls.  Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(a)        GeoPark Limited and its Subsidiaries are in compliance in all respects with Sections 401, 402, and 404 of the Sarbanes-Oxley Act of 2002, as amended, that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof;

(b)        GeoPark Limited and its Subsidiaries maintain a system of internal controls over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and in particular provide reasonable assurance that: (i) the maintenance of records accurately and fairly reflect the transactions and disposition of the assets of GeoPark Limited; (ii) the transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of GeoPark Limited are being made only in accordance with authorizations of management and directors of GeoPark Limited; and (iii) unauthorized acquisition, use or disposition of GeoPark Limited’s assets that could have a material effect on the financial statements are adequately detected;

(c)        GeoPark Limited and its Subsidiaries have established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for GeoPark Limited and its Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by GeoPark Limited in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms; and

(d)        (i) GeoPark Limited’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of GeoPark Limited and the Subsidiaries as of the end of the period covered by the most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”), and the disclosure controls and procedures are effective in all material respects to perform the functions for which they were established, (ii) GeoPark Limited presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date and (iii) since the Evaluation Date, there have been no material weaknesses in GeoPark Limited’s internal control over financial reporting (whether or not remediated) and no change in GeoPark Limited’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, GeoPark Limited’s internal control over financial reporting.

Section 2.9       Absence of Certain Changes.  Since January 1, 2026, there has not been any Material Adverse Effect or any event, change or occurrence that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 2.10     Absence of Proceedings.  Except as disclosed in the SEC Documents, as of the date hereof, there is no Proceeding now pending, or, to the knowledge of GeoPark Limited or the Company, threatened against GeoPark Limited or any of its Subsidiaries, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 2.11     Compliance with Laws.  Each of the Company, GeoPark Limited and their respective Subsidiaries are and since January 1, 2026, have been, in compliance with all (a) laws, statutes, codes, rules and regulations enacted by any Governmental Entity (“Laws”) and (b) judgments, orders and decrees of any Governmental Entity (“Judgments”), in each case of clauses (a) and (b), that are applicable to the Company or GeoPark Limited or their respective Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Each of the Company and GeoPark Limited and their respective Subsidiaries hold all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Entities necessary for the lawful conduct of their respective businesses, except where the failure to hold the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 2.12     Brokers.  Each of the Company and GeoPark Limited has not retained, utilized or been represented by any broker, investment banker, financial advisor or finder in connection with the transactions contemplated by this Agreement, in each case, whose fees or expenses PEH will be required to pay.

Section 2.13     Stock Exchange.  The issued and outstanding GP Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on NYSE and GeoPark Limited has taken no action designed to, or which to the knowledge of GeoPark Limited is reasonably likely to have the effect of, terminating the registration of the GP Common Shares under the Exchange Act or delisting the GP Common Shares from NYSE.  As of the date hereof, GeoPark Limited has not received any written notification that the SEC or NYSE is currently contemplating terminating such registration or listing.  The issuance and sale of the Consideration Shares does not and will not contravene NYSE rules or regulations or require any vote of the shareholders of GeoPark Limited under the NYSE rules or regulations.

Section 2.14     Investment Company.  Each of the Company and GeoPark Limited is not, and, immediately after giving effect to the sale of the Consideration Shares pursuant to this Agreement by the Company and GeoPark Limited, as applicable, will not be, required to register as an “investment company” within the meaning of the Investment Company Act.

Section 2.15     Securities Law Exemptions.  Assuming the accuracy of the representations and warranties of PEH in this Agreement, the offer, sale and issuance of the Consideration Shares at the Closing pursuant to this Agreement is and will be exempt from the registration and prospectus delivery requirements of the Securities Act and the rules and regulations thereunder.  Without limiting the foregoing, neither GeoPark Limited nor any other Person authorized by GeoPark Limited to act on its behalf, has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of the Consideration Shares, and neither GeoPark Limited nor any Person acting on its behalf has made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause the offering or issuance of the Consideration Shares under this Agreement to be integrated with prior offerings by GeoPark Limited for purposes of the Securities Act that would result in none of Regulation D or any other applicable exemption from registration under the Securities Act to be available, nor will GeoPark Limited take any action or steps that would cause the offering or issuance of the Consideration Shares under this Agreement to be integrated with other offerings by GeoPark Limited.

Section 2.16     Price Stabilization of GP Common Shares.  GeoPark Limited has not taken, nor will it take, directly or indirectly, any action designed to stabilize or manipulate the price of the GP Common Shares to facilitate the sale or resale of the Consideration Shares.

Section 2.17     Application of Takeover Protections.  (a) As of the date hereof, the Rights Agreement will have expired or been terminated by GeoPark Limited and (b) as of the Closing, the Board has consented for purposes of Section 4.8 of the PIPE SPA to the acquisition of the Consideration Shares by PEH.

Section 2.18     Office of Foreign Assets Control.

(a)        Except as would not be material to each of the Company and GeoPark Limited and their respective Subsidiaries, taken as a whole, neither the Company or GeoPark Limited nor any of their respective Subsidiaries nor, to the Company or GeoPark Limited’s knowledge, as applicable, any of their respective Representatives is currently subject to any U.S. sanctions administered by any Governmental Entity of the United States, including those sanctions administered by the U.S. Department of the Treasury, OFAC and the U.S. Department of State, or by any other applicable Governmental Entity (“U.S. Sanctions”).

(b)        Neither the Company nor GeoPark Limited, nor any of their respective Representatives, have violated U.S. Sanctions or engaged in any activity that could be reasonably expected to result in a violation of U.S. Sanctions or the imposition of U.S. Sanctions.  GeoPark Limited, the Company, and their respective Subsidiaries have implemented and maintain, or are subject to, written policies and procedures and internal controls reasonably designed to ensure compliance by them and their respective Representatives with U.S. Sanctions.

Section 2.19     Foreign Corrupt Practices.  Except as would not be material to the Company or GeoPark Limited and their respective Subsidiaries, taken as a whole, none of the Company, GeoPark Limited, any of their respective Subsidiaries or any of the Company or GeoPark Limited’s directors or officers, nor, to the knowledge of the Company or GeoPark Limited, as applicable, any agent, employee, affiliate or other person acting on behalf of the Company or GeoPark Limited or any of their respective Subsidiaries, has: (a) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (c) failed to disclose fully any contribution made by the Company or GeoPark Limited or any of their respective Subsidiaries (or made by any person acting on its behalf of which the Company or GeoPark Limited, as applicable, is aware) which is in violation of Law, (d) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and (e) each of the Company and GeoPark Limited and their respective Subsidiaries have implemented and maintain policies and procedures that each of the Company and GeoPark Limited, respectively, reasonably believes are adequate to ensure compliance in all material respects with the FCPA.

Section 2.20     Anti-Money Laundering.  Except as would not be material to the Company and GeoPark Limited and their respective Subsidiaries, taken as a whole, the operations of the Company, GeoPark Limited and their respective Subsidiaries are in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no action or Proceeding by or before any court or Governmental Entity or any arbitrator involving the Company or GeoPark Limited or any of their respective Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company or GeoPark Limited, as applicable, threatened.

Section 2.21     Environmental Laws.  Each of the Company and GeoPark Limited and their respective Subsidiaries (a) are in compliance with all federal, state, local and foreign laws relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands, or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations, issued, entered, promulgated or approved thereunder (“Environmental Laws”), except where such noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (b) have received all permits licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses except where the failure to receive any such permits, licenses or approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (c) are in compliance with all terms and conditions of any such permit, license or approval except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 2.22     Regulatory Permits.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) GeoPark Limited and its Subsidiaries possess all certificates, authorizations, approvals, consents, registrations, licenses, qualifications, certifications, and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Documents (“Material Permits”), and (b) neither GeoPark Limited nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.  GeoPark Limited is in compliance with the terms of any such Material Permits, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 2.23     Title to Assets.  Except as would not reasonably be expected to have a Material Adverse Effect, each of the Company and GeoPark Limited and their respective Subsidiaries have good and marketable title in fee simple to, or have valid and marketable rights to lease or otherwise use, all real property and good and marketable title in all personal property that is material to the business of each of the Company and GeoPark Limited and their respective Subsidiaries, in each case free and clear of all Liens, except for (a) Liens that do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and GeoPark Limited and their respective Subsidiaries and (b) Liens for the payment of taxes, for which appropriate reserves have been made therefor in accordance with IFRS and the payment of which is neither delinquent nor subject to penalties.  Neither the Company or GeoPark Limited nor any of their respective Subsidiaries has received any written notice of any claim that has been asserted by anyone adverse to the rights of the Company or GeoPark Limited or their respective Subsidiaries under any of the leases or subleases or licenses or with respect to the properties mentioned above, or affecting or questioning the rights of the Company or GeoPark Limited or any Subsidiary to the continued possession or use of the leased or subleased or licensed premises or the properties mentioned above, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 2.24     Cybersecurity.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (a) (i) to each of the Company and GeoPark Limited’s knowledge, there has been no material Security Breach or other material compromise of or relating to any of the Company’s or GeoPark Limited’s or any of their respective Subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of its respective customers, employees, suppliers, vendors and any third-party data maintained by or on behalf of it) equipment or technology (collectively, “IT Systems and Data”) and (ii) the Company and GeoPark Limited and their respective Subsidiaries have not been notified in writing of, and each has no knowledge of any event or condition that would reasonably be expected to result in, any Security Breach or compromise to its IT Systems and Data; (b) the Company and GeoPark Limited and their respective Subsidiaries are presently in material compliance with all applicable Laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or Governmental Entity, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification; (c) the Company and GeoPark Limited and their respective Subsidiaries have implemented and maintained commercially reasonable safeguards to maintain and protect its Personal Data and the integrity, continuous operation, redundancy and security of all IT Systems and Data and Personal Data; and (d) the Company and GeoPark Limited and their respective Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices.

Section 2.25     Listing on Principal Market.  As of the Closing, the Principal Market will have approved a supplemental listing application covering the Consideration Shares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PEH

PEH represents and warrants to Geopark Limited and the Company as of the date hereof (except to the extent made only as of a specified earlier date in which case as of such date) that:

Section 3.1       Organization and Power.  PEH is duly formed, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all necessary power and authority to own its assets, rights and properties and to carry on its business as presently conducted, except where the failure to be in good standing would not, individually or in the aggregate, reasonably be expected to have a PEH Material Adverse Effect.

Section 3.2       Authorization; No Conflicts.

(a)        PEH has all necessary power and authority and has taken all necessary action required for the due authorization, execution, delivery and performance by PEH of this Agreement and the consummation by PEH of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by PEH.  Assuming due execution and delivery by GeoPark Limited and the Company, this Agreement will be a valid and binding obligation of PEH enforceable against PEH in accordance with its terms, except as such enforceability may be limited by applicable Laws relating to bankruptcy, insolvency, reorganization, moratorium or other similar legal requirement relating to or affecting creditors’ rights generally and except as such enforceability is subject to general principles of equity (regardless of whether enforceability is considered in a Proceeding in equity or at law).

(b)        Subject to the receipt of the consents, approvals and authorizations of, and making of the filings with, the Governmental Entities referred to in Section 3.3, the authorization, execution, delivery and performance by PEH of this Agreement and the consummation by PEH of the transactions contemplated hereby do not and will not: (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which PEH or any of its Subsidiaries is a party or by which PEH or any of its Subsidiaries is bound, (ii) result in any violation of the provisions of the Governing Documents of PEH, or (iii) result in any violation of any applicable Law or any Judgment of any Governmental Entity having jurisdiction over PEH or any of its Subsidiaries, or any of their properties, except in the case of (i) and (iii) for such conflicts, breaches, defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a PEH Material Adverse Effect.

Section 3.3       Government Approvals.  No consent, approval or authorization of, or filing with, any Governmental Entity (including, for the avoidance of doubt, any OFAC specific license) is or will be required or otherwise advisable on the part of PEH in connection with the execution, delivery and performance by PEH of this Agreement, except for: (a) filings with the SEC on Schedule 13D to report PEH’s ownership of the Consideration Shares, or (b) those where the failure to obtain such consent, approval or authorization, or make such filing, would not, individually or in the aggregate, have a PEH Material Adverse Effect.

Section 3.4       Brokers.  Neither PEH nor any of its Affiliates has retained, utilized or been represented by any broker, investment banker, financial advisor or finder in connection with the transactions contemplated by this Agreement whose fees or expenses the Company or any of its Subsidiaries will be required to pay.

Section 3.5       Investment Representations.

(a)        PEH is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(b)        PEH understands that the Consideration Shares have not been registered under the Securities Act, that the Consideration Shares will be issued on the basis of the statutory exemption provided by Section 4(a)(2) under the Securities Act or Regulation D promulgated thereunder, or both, relating to transactions by an issuer not involving any public offering and under similar exemptions under certain state securities Laws, that the Consideration Shares are “restricted securities” under applicable federal securities Laws and must continue to be held by PEH unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration, that this transaction has not been reviewed by, passed on or submitted to any federal or state agency or self-regulatory organization where an exemption is being relied upon, and that GeoPark Limited’s and the Company’s reliance thereon is based in part upon the representations made by PEH in this Agreement.  PEH acknowledges that it has been informed by GeoPark Limited of, or is otherwise familiar with, the nature of the limitations imposed by the Securities Act and the rules and regulations thereunder on the transfer of securities.

(c)        PEH is aware that the sale of the Consideration Shares is being made in reliance on a private placement exemption from registration under the Securities Act and hereby represents and warrants that it is purchasing the Consideration Shares for its own account and not with a view to, or for sale in connection with, any distribution thereof in violation of federal or state securities Laws.

(d)        By reason of its business or financial experience, PEH has the capacity to protect its own interest in connection with the transactions contemplated hereunder, is able to bear the economic risk of holding the Consideration Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge of the merits and risks of its investment.

(e)        PEH recognizes that investing in GeoPark Limited involves substantial risks, and understands all of the risk factors related to the acquisition of the Consideration Shares.  PEH has conducted its own independent investigation, review and analysis of, and reached its own independent conclusion regarding GeoPark Limited’s and its Subsidiaries’ condition (financial and otherwise), results of operations, businesses, properties, assets, liabilities, plans, management and prospects, and PEH or its Representatives have been provided adequate access to the personnel, properties, premises, records and other documents and information of and relating to GeoPark Limited and its Subsidiaries for such purpose.  PEH has discussed with its respective professional advisers the suitability of an investment in GeoPark Limited, and PEH has determined that the acquisition of the Consideration Shares is a suitable investment for PEH.  PEH has not relied on GeoPark Limited or the Company for any tax or legal advice in connection with the purchase of the Consideration Shares.

(f)        PEH acknowledges and agrees that (i) other than the representations and warranties expressly set forth in Article II, none of the Company, GeoPark Limited, their respective Subsidiaries or any other Person has made or makes any other representation or warranty, written or oral, express or implied, at law or in equity, with respect to the Company or GeoPark Limited or any of their respective Subsidiaries in connection with this Agreement or the transactions contemplated hereby, including any representation or warranty as to (A) value, merchantability or fitness for a particular use or purpose or for ordinary purposes, (B) the operation or probable success or profitability of the Company or GeoPark Limited or any of their respective Subsidiaries before or following the transactions contemplated by this Agreement, or (C) the accuracy or completeness of any oral or written information regarding the Company or GeoPark Limited or any of their respective Subsidiaries made available or otherwise provided to PEH or its Representatives in connection with this Agreement (including any estimates, forecasts, budgets, projections, or other financial information with respect to the Company or GeoPark Limited or any of their respective Subsidiaries); and (ii) PEH will not have any right or remedy (and the Company, GeoPark Limited, their respective Subsidiaries and Representatives will have no liability whatsoever) arising out of, and PEH expressly disclaims any reliance upon, any representation or warranty made by or on behalf of the Company or GeoPark Limited or any of their respective Subsidiaries in connection with this Agreement or the transactions contemplated hereby, including in any oral or written information regarding the Company or GeoPark Limited or any of their respective Subsidiaries made available or otherwise provided to PEH or its Representatives in connection with this Agreement (including any estimates, forecasts, budgets, projections, or other financial information with respect to the Company or GeoPark Limited or any of their respective Subsidiaries), or any errors therein or omissions therefrom, in each case other than the representations and warranties expressly set forth in Article II.

(g)        PEH acknowledges and understands that it may have received material nonpublic information regarding each of the Company, GeoPark Limited and their respective Subsidiaries and that federal and state securities laws prohibit any Person from purchasing or selling securities of an issuer on the basis of material nonpublic information or from communicating such information to any other Person, including under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities.  PEH further acknowledges that GeoPark Limited and the Company may possess material nonpublic information regarding themselves and their Subsidiaries not known to PEH that may impact the value of the Consideration Shares (the “Information”), and that GeoPark Limited and the Company are not disclosing the Information to PEH.  PEH understands, based on its experience, the disadvantage to which PEH is subject due to the disparity of information between PEH, on the one hand, and GeoPark Limited and the Company, on the other hand.  Notwithstanding such disparity, PEH has deemed it appropriate to enter into this Agreement and to consummate the transactions contemplated hereby, and PEH acknowledges and agrees that neither GeoPark Limited nor the Company shall have any liability to PEH or any of its Representatives whatsoever in connection with this Agreement and the transactions contemplated by this Agreement due to or in connection with GeoPark Limited’s or the Company’s use or non-disclosure of the Information.

Section 3.6       Ownership of Company Securities.  Except for the Consideration Shares that PEH may acquire hereunder and the 18,115,791 GP Common Shares of GeoPark Limited Beneficially Owned by Colden or its Affiliates as of the date of this Agreement, neither PEH nor any of its Affiliates Beneficially Owns, or has any right to acquire, any interest in any securities or assets of GeoPark Limited or its Subsidiaries (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or assets or any obligations measured by the price or value of any securities of GeoPark Limited or any of its Subsidiaries, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of GP Common Shares or any other securities of GeoPark Limited or its Subsidiaries, whether or not any of the foregoing would give rise to Beneficial Ownership, and whether or not to be settled by delivery of GP Common Shares or any other class or series of GeoPark Limited’s or its Subsidiaries’ share capital, payment of cash or by other consideration, and without regard to any short position under any such Contract or arrangement).

Section 3.7       Sanctions.  None of PEH, EAI, the Barbados HoldCo, Venezuela Sub nor, to the knowledge of PEH, any of their respective Representatives (excluding GeoPark Limited and the Company) have in the past three (3) years violated, and the execution of the CPP will not cause PEH, EAI, the Barbados HoldCo, Venezuela Sub, GeoPark Limited, or any of their respective Affiliates or employees to violate, nor reasonably be expected to result in the imposition of U.S. Sanctions.

Section 3.8       Compliance with Laws.  None of PEH, EAI, the Barbados HoldCo, Venezuela Sub nor any of their respective Representatives has taken any action, directly or indirectly, that has violated or could cause PEH, EAI, the Barbados HoldCo, Venezuela Sub or any of their respective Representatives to violate any applicable Laws, including without limitation the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, or any other similar Law of any other relevant jurisdiction, as applicable, except as would not, individually or in the aggregate, reasonably be expected to have a PEH Material Adverse Effect.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING EAI AND ITS SUBSIDIARIES

PEH represents and warrants to the Company as of the date hereof (except to the extent made only as of a specified earlier date in which case as of such date) that:

Section 4.1       Organization and Power.

(a)        EAI is duly incorporated, validly existing and in good standing under the Laws of Panama and has all necessary power and authority to own its assets, rights and properties and to carry on its business as presently conducted in all material respects, except where the failure to be in good standing would not, individually or in the aggregate, reasonably be expected to have a PEH Material Adverse Effect.

(b)        The Barbados HoldCo is duly incorporated, validly existing and in good standing under the Laws of Barbados and has all necessary power and authority to own its assets, rights and properties and to carry on its business as presently conducted in all material respects, except where the failure to be in good standing would not, individually or in the aggregate, reasonably be expected to have a PEH Material Adverse Effect.

(c)        Venezuela Sub is duly formed, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all necessary power and authority to own its assets, rights and properties and to carry on its business as presently conducted in all material respects, except where the failure to be in good standing would not, individually or in the aggregate, reasonably be expected to have a PEH Material Adverse Effect.

Section 4.2       Capitalization.

(a)        The authorized share capital of EAI consists of 10,000 shares, par value $1 per share, 9,500 of which constitute the EAI Shares.  All of the EAI Shares have been duly authorized and validly issued and are fully paid and non-assessable.  All of the EAI Shares have been issued and granted in compliance with all applicable Law or pursuant to valid exemptions therefrom.  None of the EAI Shares were issued in violation of any Contract or any preemptive or similar rights of any Person.

(b)        PEH is the sole beneficial and record owner of, and has good, valid and marketable title to, all of the EAI Shares free and clear of all Liens (other than restrictions arising under applicable securities Laws, restrictions imposed by this Agreement and restrictions arising under the Governing Documents of EAI).  PEH does not own, and will not own as of Closing, any equity interest in EAI other than the EAI Shares.  PEH has full power and authority to sell, transfer, assign and deliver the EAI Shares to the Company at the Closing.

(c)        Except for the EAI Shares and the issued and outstanding share capital of EAI held by the Company as of the date hereof, there are no equity securities of any class of EAI or any securities convertible into or exchangeable or exercisable for any such equity securities issued, reserved for issuance or outstanding.  There are no outstanding or authorized options, warrants, convertible securities, subscriptions, call rights, redemption rights, repurchase rights or any other rights, agreements, arrangements or commitments of any kind relating to the issued or unissued share capital of EAI or obligating PEH or EAI to issue or sell any share capital of, or any other interest in, EAI.  There are no outstanding or authorized stock appreciation rights, phantom stock, performance-based rights or profit participation or similar rights or obligations of EAI.  There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or sale or transfer of any of the EAI Shares or any other equity interests of EAI.

(d)        All of the issued and outstanding share capital of, or other equity or voting interests in, the Barbados HoldCo and Venezuela Sub (collectively, the “Subsidiary Shares”) have been duly authorized and validly issued and are fully paid and non-assessable.  All of the Subsidiary Shares are owned, directly or indirectly, of record and beneficially by EAI or the Barbados HoldCo, free and clear of all Liens (other than restrictions arising under applicable securities Laws, restrictions imposed by this Agreement and restrictions arising under the Governing Documents of the Barbados HoldCo or Venezuela Sub, as applicable).  Except for the Subsidiary Shares, there are no equity securities of any class of the Barbados HoldCo or Venezuela Sub or any securities convertible into or exchangeable or exercisable for any such equity securities issued, reserved for issuance or outstanding.  There are no outstanding or authorized options, warrants, convertible securities, subscriptions, call rights, redemption rights, repurchase rights or any other rights, agreements, arrangements or commitments of any kind relating to the issued or unissued share capital of the Barbados HoldCo and Venezuela Sub or obligating PEH, EAI, the Barbados HoldCo or Venezuela Sub to issue or sell any share capital of, or any other interest in, the Barbados HoldCo or Venezuela Sub.  There are no outstanding or authorized stock appreciation rights, phantom stock, performance-based rights or profit participation or similar rights or obligations of the Barbados HoldCo or Venezuela Sub.  There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or sale or transfer of any of the Subsidiary Shares or any other equity interests of the Barbados HoldCo or Venezuela Sub.

(e)        Immediately after the Closing, (i) GeoPark Limited and the Company, together, will be the sole beneficial and record owners of, and have good, valid and marketable title to, one hundred percent (100%) of the issued and outstanding EAI Shares, (ii) EAI will be the sole beneficial and record owner of, and have good, valid and marketable title to, collectively, one hundred percent (100%) of the issued and outstanding equity interests of the Barbados HoldCo, (iii) the Barbados HoldCo will be the sole beneficial and record owner of, and have good, valid and marketable title to, one hundred percent (100%) of the issued and outstanding equity interests of Venezuela Sub, in each case, free and clear of all Liens (other than restrictions arising under applicable securities Laws, restrictions imposed by this Agreement and restrictions arising under the Governing Documents of EAI, the Barbados HoldCo or Venezuela Sub, as applicable).

Section 4.3       No Operations or Liabilities.

(a)        Since its formation, other than its ownership of equity interests in Barbados HoldCo, EAI (i) has held no interest or right in any real or personal property or any other asset, (ii) has not owned any equity interest (including any right to purchase or obtain any equity interest) in any Person, (iii) has undertaken no activities, business or operations, (iv) has never employed any Persons and (v) has had no liabilities other than those incident to its formation.

(b)        Since its formation, other than its ownership of equity interests in Venezuela Sub, Barbados HoldCo (i) has held no interest or right in any real or personal property or any other asset, (ii) has not owned any equity interest (including any right to purchase or obtain any equity interest) in any Person, (iii) has undertaken no activities, business or operations, (iv) has never employed any Persons and (v) has had no liabilities other than those incident to its formation.

(c)        Since its formation, Venezuela Sub (i) has held no interest or right in any real or personal property or any other asset (other than the CPP), (ii) has not owned any equity interest (including any right to purchase or obtain any equity interest) in any Person, (iii) has undertaken no activities, business or operations, (iv) has never employed any Persons and (v) has had no liabilities other than those incident to its formation or arising out of the negotiation, execution and performance of the CPP.

(d)        There is, and since their respective dates of formation has not been any, Proceeding pending, or, to the knowledge of PEH, threatened or against EAI, Barbados HoldCo or Venezuela Sub.

Section 4.4       CPP.  The CPP is in full force and effect and is a valid and binding agreement of Venezuela Sub enforceable against Venezuela Sub in accordance with its terms.  Neither Venezuela Sub nor, to the knowledge of PEH, any other party thereto is in breach of or default under, or has provided or received any notice, whether written or oral, of any intention to terminate or seek renegotiation of, the CPP.  No event or circumstance has occurred that, with or without notice or lapse of time or both, would (a) constitute a breach of or event of default by, (b) result in a right of termination for, or (c) cause or permit the acceleration of or other changes to any right or obligation or the loss of any benefit for Venezuela Sub under the CPP.  For the avoidance of doubt, to the knowledge of PEH, execution of the CPP complied with the requirements of U.S. Department of the Treasury’s Office of Foreign Assets Control General License No. 52B (as most recently amended on August 27, 2026), as in effect on the date of this Agreement.

ARTICLE V

COVENANTS OF THE PARTIES

Section 5.1       Indenture; Change of Control.  Prior to the Closing, GeoPark Limited and PEH shall mutually agree (a) to undertake one of the following actions with respect to its outstanding Notes or Indentures: (i) conduct a consent solicitation process for the purpose of obtaining the consents and waivers required in connection with any change of control of GeoPark Limited arising in connection with the transactions contemplated by this Agreement, including any

“Change of Control” (as defined in either of the Indentures) under the Indentures; (ii) pursue a refinancing, repayment, redemption, discharge or replacement of the outstanding Notes; or (iii) satisfy any such Change of Control through an offer to repurchase the Notes at the price and on the terms required by, and following the consummation of the Closing in accordance with, the applicable Indenture and (b) on the material terms and conditions of such action (or in the case of clause (iii), any financing agreement in connection therewith).  Upon agreement between PEH and GeoPark Limited to implement one of the foregoing actions, GeoPark Limited’s obligation shall be to use reasonable efforts to implement such action and PEH shall reasonably cooperate with GeoPark Limited in connection with implementing such action.

Section 5.2       OFAC License.  Prior to the Closing, only to the extent specifically required for the performance of obligations under the CPP to comply with U.S. Sanctions, the Company, GeoPark Limited and PEH shall, and shall cause their respective Affiliates to, cooperate in good faith and use their respective reasonable best efforts to obtain an OFAC license (the “OFAC License”).

Section 5.3       Interim Covenants of PEH.  From the date hereof until the earlier of (i) the Closing and (ii) the termination of this Agreement in accordance with its terms, PEH shall not, and shall cause EAI, the Barbados HoldCo and Venezuela Sub not to, take any of the following actions without the prior written consent of GeoPark Limited:

(a)        issue, sell, grant, pledge or otherwise dispose of or grant or suffer to exist any Lien with respect to any EAI Shares or other equity interests of EAI or any equity interests of the Barbados HoldCo or Venezuela Sub, or grant any options, warrants or other rights to acquire any EAI Shares or other interests or equity interests of the Barbados HoldCo or Venezuela Sub or any instrument convertible into or exchangeable or exercisable for any such EAI Shares or other interest or equity interests of the Barbados HoldCo or Venezuela Sub;

(b)        sell, license, pledge, abandon, assign or otherwise dispose of, or grant or suffer to exist any Lien on, the CPP or any other asset of EAI, the Barbados HoldCo or Venezuela Sub;

(c)        terminate, cancel, renew, amend, grant a waiver under or otherwise modify the CPP;

(d)        incur, assume or guarantee any (i) indebtedness or (ii) liability of any other Person;

(e)        acquire any material assets or enter into any Contract;

(f)        make any amendment to the Governing Documents of EAI, the Barbados HoldCo or Venezuela Sub;

(g)        adopt any plan of merger, consolidation, reorganization, liquidation or dissolution of EAI, the Barbados HoldCo or Venezuela Sub, file a petition in bankruptcy under any provisions of bankruptcy Law on behalf of EAI, the Barbados HoldCo or Venezuela Sub or consent to the filing of any bankruptcy petition against EAI, the Barbados HoldCo or Venezuela Sub under any similar Law;

(h)        create any Subsidiary of EAI, the Barbados HoldCo or Venezuela Sub or acquire any interest in any Person; or

(i)         enter into any transaction with any direct or indirect shareholder, director or officer of PEH, EAI, the Barbados HoldCo or Venezuela Sub or any of their respective Related Persons.

Section 5.4       Interim Operating Covenants of the Company and GeoPark Limited.  From the date hereof until the earlier of (i) the Closing and (ii) the termination of this Agreement in accordance with its terms, the Company and GeoPark Limited shall not take any of the following actions without the prior written consent of PEH: (a) issue, sell, grant, pledge, dispose of, or authorize the issuance of any equity securities convertible into or exchangeable for equity securities of GeoPark Limited or the Company, or amend any outstanding equity securities of GeoPark Limited or the Company, (b) grant or suffer to exist any Lien with respect to any Consideration Shares, or grant any options, warrants or other rights to acquire any Consideration Shares or other equity interests of GeoPark Limited or the Company or any instrument convertible into or exchangeable or exercisable for any such Consideration Shares or other equity interests of GeoPark Limited or the Company, or (c) modify any existing, or adopt any new, equity-based employee benefit plan, including any stock bonus, stock option, restricted stock, stock appreciation right or similar equity-based plan, except, in each case of the preceding clauses (a) – (b), in connection with (x) any existing equity-based employee benefit or compensation plan, including, for the avoidance of doubt, any such plans that have been approved by the Board on or prior to the date hereof, (y) equity issuances in connection with compensation of directors of the Board approved by the applicable governing body as of the date hereof or (z) any other action that has been approved by the Board as of the date hereof, in each case to the extent expressly disclosed to PEH or any of its Representatives.

Section 5.5       Confidentiality.

(a)        From and after the date hereof, PEH will, and will cause its Representatives to, keep confidential any information (including oral, written and electronic information) concerning GeoPark Limited or its Affiliates (including after Closing, EAI, the Barbados HoldCo and Venezuela Sub) that may be furnished to PEH or its Representatives by or on behalf of GeoPark Limited or any of its Representatives pursuant to this Agreement or otherwise in connection with PEH’s investment in GeoPark Limited (“Company Confidential Information”) and to use Company Confidential Information solely for the purposes of monitoring, administering or managing such investment in GeoPark Limited made pursuant to this Agreement; provided, that Company Confidential Information will not include information that (i) was or becomes available to the public other than as a result of a breach of any confidentiality obligation in this Agreement by PEH or its Representatives, (ii) was or becomes available to PEH or its Representatives from a source other than GeoPark Limited or its Representatives; provided, that such source is reasonably believed by PEH or such Representatives not to be subject to an obligation of confidentiality (whether by agreement or otherwise) after reasonable inquiry, (iii) at the time of disclosure is already in the possession of PEH or its Representatives from a source other than GeoPark Limited or any of its Representatives, as evidenced by pre-existing written or electronic records; provided, that such source is reasonably believed by PEH or such Representative to not be subject to an obligation of confidentiality (whether by agreement or otherwise) after reasonable inquiry, or (iv) was independently developed by PEH or its Representatives without reference to, incorporation of, or other use of any Company Confidential Information; provided, that PEH may disclose Company Confidential Information (A) to its attorneys, accountants, consultants and financial and other professional advisors to the extent necessary to obtain their services in connection with its investment in GeoPark Limited or (B) as may be required, after receiving the advice of outside legal counsel, by applicable Law or Judgment.  In the event that PEH or its Representatives are required by applicable Law or Judgment to disclose any Company Confidential Information, PEH shall, (x) to the extent permissible by such applicable Law or Judgment, provide GeoPark Limited with prompt written notice of such requirement, (y) disclose only that information that PEH determines (with the advice of counsel) is required by such applicable Law or Judgment to be disclosed and (z) use reasonable efforts to preserve the confidentiality of such Company Confidential Information, including by, at GeoPark Limited’s request, reasonably cooperating with GeoPark Limited to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such Company Confidential Information.

(b)        From and after the date hereof, each of the Company and GeoPark Limited will, and will cause their respective Representatives to, keep confidential any information (including oral, written and electronic information) concerning PEH or its Affiliates that may be furnished to the Company or GeoPark Limited or their respective Representatives by or on behalf of PEH or any of its Representatives pursuant to this Agreement or otherwise in connection with the transactions contemplated by this Agreement (“PEH Confidential Information”) and to use PEH Confidential Information solely for the purposes of the transactions contemplated by this Agreement; provided, that PEH Confidential Information will not include information that (i) was or becomes available to the public other than as a result of a breach of any confidentiality obligation in this Agreement by the Company or GeoPark Limited or their respective Representatives, (ii) was or becomes available to the Company or GeoPark Limited or their respective Representatives from a source other than PEH or its Representatives; provided, that such source is reasonably believed by the Company or GeoPark Limited or such Representatives not to be subject to an obligation of confidentiality (whether by agreement or otherwise) after reasonable inquiry, (iii) at the time of disclosure is already in the possession of the Company or GeoPark Limited or their respective Representatives from a source other than PEH or any of its Representatives, as evidenced by pre-existing written or electronic records; provided, that such source is reasonably believed by the Company or GeoPark Limited or such Representative to not be subject to an obligation of confidentiality (whether by agreement or otherwise) after reasonable inquiry, or (iv) was independently developed by the Company or GeoPark Limited or their respective Representatives without reference to, incorporation of, or other use of any PEH Confidential Information; provided, that GeoPark Limited and the Company may disclose PEH Confidential Information, as applicable, (A) to their attorneys, accountants, consultants and financial and other professional advisors to the extent necessary to obtain their services in connection with its investment in GeoPark Limited or the transactions contemplated by this Agreement or (B) as may be required, after receiving the advice of outside legal counsel, by applicable Law or Judgment.  In the event that the Company, GeoPark Limited or their respective Representatives are required by applicable Law or Judgment to disclose any PEH Confidential Information, GeoPark Limited or the Company, as applicable, shall, (x) to the extent permissible by such applicable Law or Judgment, provide PEH with prompt written notice of such requirement, (y) disclose only that information that GeoPark Limited or the Company, as applicable, determines (with the advice of counsel) is required by such applicable Law or Judgment to be disclosed and (z) use reasonable efforts to preserve the confidentiality of such PEH Confidential Information, including by, at PEH’s request, reasonably cooperating with PEH to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such PEH Confidential Information.

(c)        Each of PEH, the Company and GeoPark Limited acknowledge that they are aware, and will advise any of their Representatives who receive Company Confidential Information or PEH Confidential Information, as applicable, pursuant to this Agreement or otherwise, that applicable securities Laws prohibit any Person who has received material, non-public information from purchasing or selling securities on the basis of such information or from communicating such information to any other Person unless in compliance with such Laws.

Section 5.6       Efforts to Consummate.

(a)        From the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, other than as provided in clause (b) below as to the condition set forth in Section 7.2(f), each of the Company, GeoPark Limited and PEH shall, and shall cause their respective Affiliates to, use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary to consummate and make effective, the transactions contemplated by this Agreement as promptly as reasonably practicable after the date hereof, including satisfaction (but not waiver) of the conditions to Closing set forth in Article VII.

(b)        Each of the Company and GeoPark Limited shall be responsible for taking such actions as are reasonably necessary to obtain or cause the occurrence of the CPP Effectiveness under the terms of the CPP and applicable Law as soon as reasonably practicable following the date hereof, including through the provision of such technical support and services to Barbados HoldCo and Venezuela Sub as reasonably necessary in connection therewith.  PEH shall, and shall cause its Representatives to, provide such cooperation and take, or cause to be taken, all such actions in connection therewith as may be reasonably requested by the Company.  Each of PEH, GeoPark Limited and the Company shall not, and shall cause their respective Affiliates and Representatives not to, directly or indirectly, take any action that would reasonably be expected to prevent, delay or impede the occurrence of the CPP Effectiveness.

Section 5.7       Taxes.

(a)        Each party shall be solely responsible for, and shall timely pay, any and all Taxes imposed on or with respect to such party arising from or relating to the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including any Taxes imposed on its own income, profits, gains, receipts, franchise, net worth or similar Taxes.

(b)        All stamp duties, transfer Taxes, registration charges, documentary Taxes, filing fees and any similar Taxes arising from the execution of this Agreement or the consummation of the transactions contemplated hereby (collectively, “Transaction Taxes”) shall be borne by the party on whom such Taxes are imposed under applicable Law, and, if no such party is specified under applicable Law, each of PEH and GeoPark Limited (or the Company, as applicable) shall bear fifty percent (50%) of such Transaction Taxes.  The party required under applicable Law to file any Tax Return or other document with respect to such Transaction Taxes shall timely do so, and the other party shall reasonably cooperate in connection therewith.

(c)        If any deduction or withholding from any payment under this Agreement is required by applicable Law, the applicable payor shall be entitled to make such deduction or withholding and shall timely remit the same to the relevant Governmental Entity.  The payor shall promptly furnish the recipient with reasonable evidence of such remittance.

(d)        Each party shall indemnify, defend and hold harmless the other party and its Affiliates and Representatives from and against any and all Losses arising out of or resulting from (i) any breach by such first party of this Section 5.7, or (ii) any failure by such first party to timely pay any Taxes for which it is responsible under this Section 5.7.

(e)        The provisions of this Section 5.7 shall survive the Closing.

ARTICLE VI

INDEMNIFICATION

Section 6.1       Indemnification.  Subject to the other terms and conditions of this Article VI:

(a)        Each of the Company and GeoPark Limited will, jointly and severally, indemnify and hold harmless PEH, to the fullest extent permitted by applicable Law, from and against any and all losses, liabilities, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees, expenses and costs of investigation (“Losses”) actually incurred by PEH to the extent arising from, as a result of or relating to any breach of (i) any of the representations and warranties made by the Company or GeoPark Limited in Article II or (ii) any covenants or agreements of GeoPark Limited or the Company in this Agreement; and

(b)        PEH will indemnify and hold harmless GeoPark Limited, to the fullest extent permitted by applicable Law, from and against any and all Losses actually incurred by GeoPark Limited or its Subsidiaries to the extent arising from, as a result of or relating to any breach of (i) any of the representations and warranties made by PEH in Article III and Article IV or (ii) any covenants or agreements of PEH in this Agreement.

Section 6.2       Limitations.

(a)        The Company and GeoPark Limited shall not be obligated to indemnify, defend, hold harmless, pay or reimburse PEH from and after the aggregate amount of all Losses in respect of indemnification under Section 6.1(a) (other than indemnification under Section 6.1(a) to the extent arising from a breach of a GeoPark Fundamental Representation) exceeds $205,960,140.

(b)        PEH shall not be obligated to indemnify, defend, hold harmless, pay or reimburse GeoPark Limited from and after the aggregate amount of all Losses in respect of indemnification under Section 6.1(b) (other than indemnification under Section 6.1(b) to the extent arising from a breach of a PEH Fundamental Representation) exceeds $205,960,140.

(c)        The Company and GeoPark Limited shall not be obligated to indemnify, defend, hold harmless, pay or reimburse PEH from and after the aggregate amount of all Losses in respect of indemnification under Section 6.1(a) to the extent arising from a breach of a GeoPark Fundamental Representation exceeds $514,900,350 (the “Cap”).  For the avoidance of doubt, the Company and GeoPark Limited’s maximum aggregate liability to PEH in respect of indemnification under Section 6.1(a) and this Section 6.2(c) shall not exceed the Cap and the Company shall have no liability in respect of indemnification under Section 6.1(a) and this Section 6.2(c).

(d)        PEH shall not be obligated to indemnify, defend, hold harmless, pay or reimburse GeoPark Limited from and after the aggregate amount of all Losses in respect of indemnification under Section 6.1(b) to the extent arising from a breach of a PEH Fundamental Representation exceeds the Cap.  For the avoidance of doubt, PEH’s maximum liability to GeoPark Limited in respect of indemnification under Section 6.1(b) and this Section 6.2(d) shall not exceed the Cap.

(e)        Neither the Company or GeoPark Limited nor PEH shall be obligated to indemnify, defend, hold harmless, pay or reimburse the other party hereto for any Losses in respect of a claim for indemnification under this Agreement after the date that is eighteen (18) months following the date hereof.

(f)        In no event shall the Company or GeoPark Limited or PEH be required to indemnify, defend, hold harmless, pay or reimburse the other party hereto under this Article VI, or otherwise be liable in connection with this Agreement, for any Losses that are punitive, incidental, consequential, special or indirect.

Section 6.3       Procedures.

(a)        If any action shall be brought against GeoPark Limited, the Company or PEH pursuant to this Article VI (each, an “Indemnified Party”) in respect of which indemnity may be sought pursuant to this Agreement, such Indemnified Party shall promptly notify the other party hereto (in such capacity, the “Indemnifying Party”) in writing, and, except with respect to direct claims brought by the Indemnifying Party, the Indemnifying Party shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Indemnified Party.  Any Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party except to the extent that (i) the employment thereof has been specifically authorized by the Indemnifying Party in writing, (ii) the Indemnifying Party has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel to the Indemnified Party, a material conflict between the position of the Indemnifying Party and the position of such Indemnified Party, in which case the Indemnifying Party shall be responsible for the reasonable fees and expenses of no more than one such separate counsel for the Indemnified Party.

(b)        The Indemnifying Party may not settle, compromise or consent to the entry of any judgment in any pending or threatened action in which indemnification may be sought by any Indemnified Party hereunder (whether or not any Indemnified Party is an actual or potential party thereto) without the prior written consent of each such Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed), unless such settlement, compromise or consent provides for an unconditional and irrevocable release of such Indemnified Party from any and all liability arising out of such claim.

Section 6.4       Exclusive Remedy.  From and after the Closing, the parties hereto acknowledge and agree this Article VI shall be the sole and exclusive remedy of PEH, GeoPark Limited and the Company with respect to any claims for breaches of the representations and warranties of the Company or GeoPark Limited or PEH, respectively, except in the case of fraud.

ARTICLE VII

CONDITIONS PRECEDENT TO GeoPark Limited’s and THE COMPANY’S OBLIGATIONS

Section 7.1       Conditions Precedent to GeoPark Limited’s and the Company’s Obligations.  The obligations of GeoPark Limited and the Company to consummate the Closing are subject to the satisfaction (or waiver in writing, to the extent permitted by applicable Law) of each of the following conditions:

(a)        all approvals, authorizations of, and the filings with, any Governmental Entity required or otherwise advisable to be made or obtained in connection with the transactions contemplated by this Agreement shall have been made or obtained and shall be in full force and effect, and any waiting period (and any extension thereof) under any Law preventing, prohibiting or otherwise restraining the transactions contemplated by this Agreement shall have expired or been terminated;

(b)        no temporary restraining order, preliminary or permanent injunction or other order preventing or otherwise impeding the transactions contemplated by this Agreement shall have been issued by any court of competent jurisdiction or other Governmental Entity and remain in effect, and there shall not be any applicable Law enacted or deemed applicable to the transactions contemplated by this Agreement that makes consummation of such transactions illegal;

(c)        each of the representations and warranties made by PEH in Article III and Article IV shall be true and correct at and as of the date of this Agreement and at and as of the Closing with the same effect as though such representations and warranties had been made at and as of the Closing (other than any such representations and warranties that by their terms are made as of a specific earlier date, which shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, a PEH Material Adverse Effect;

(d)        the covenants and obligations that PEH is required to have complied with or to perform at or prior to the Closing under this Agreement shall have been complied with and performed in all material respects;

(e)        the Company shall have received a certificate signed on behalf of PEH by a duly authorized officer confirming that the conditions set forth in Section 7.1(c) and Section 7.1(d) have been satisfied;

(f)        (i) the CPP shall be in full force and effect in compliance with all applicable Laws and (ii) the CPP Effectiveness shall have occurred; and

(g)        an OFAC License, only to the extent specifically required for the performance of obligations under the CPP, shall have been obtained.

Section 7.2       Conditions Precedent to PEH’s Obligations.  The obligations of PEH to consummate the Closing are subject to the satisfaction (or waiver in writing, to the extent permitted by applicable Law) of each of the following conditions:

(a)        all approvals, authorizations of, and the filings with, any Governmental Entity required or otherwise advisable to be made or obtained in connection with the transactions contemplated by this Agreement shall have been made or obtained and shall be in full force and effect, and any waiting period (and any extension thereof) under any Law preventing, prohibiting or otherwise restraining the transactions contemplated by this Agreement shall have expired or been terminated;

(b)        no temporary restraining order, preliminary or permanent injunction or other order preventing or otherwise impeding the transactions contemplated by this Agreement shall have been issued by any court of competent jurisdiction or other Governmental Entity and remain in effect, and there shall not be any applicable Law enacted or deemed applicable to the transactions contemplated by this Agreement that makes consummation of such transactions illegal;

(c)        each of the representations and warranties made by the Company and GeoPark Limited in Article II shall be true and correct at and as of the date of this Agreement and at and as of the Closing with the same effect as though such representations and warranties had been made at and as of the Closing (other than any such representations and warranties that by their terms are made as of a specific earlier date, which shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, a Material Adverse Effect;

(d)        the covenants and obligations that GeoPark Limited and the Company are required to have complied with or to perform at or prior to the Closing under this Agreement shall have been complied with and performed in all material respects;

(e)        PEH shall have received a certificate signed on behalf of each of the Company and GeoPark Limited by a duly authorized officer confirming that the conditions set forth in Section 7.2(c) and Section 7.2(d) have been satisfied;

(f)        (i) the CPP shall be in full force and effect in compliance with all applicable Laws and (ii) the CPP Effectiveness shall have occurred; and

(g)        an OFAC License, only to the extent specifically required for the performance of obligations under the CPP, shall have been obtained.

Section 7.3       Closing Deliverables.

(a)        Consideration Shares.  At the Closing, GeoPark Limited shall deliver to PEH:

(i)         A copy of the resolutions duly adopted by the board of directors (or other governing body) of GeoPark Limited, certified by an authorized officer of GeoPark Limited, authorizing and approving:

(1)        the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby;

(2)        the issuance of the Consideration Shares to PEH in accordance with this Agreement; and

(3)        the reservation for issuance of a sufficient number of authorized but unissued GP Common Shares to satisfy GeoPark Limited’s obligations under this Agreement.

(ii)       Evidence reasonably required by PEH that the Consideration Shares have been duly issued.

(b)           EAI Shares.  At the Closing, PEH shall deliver to the Company:

(i)         proof of transfer of the certificate evidencing the EAI Shares;

(ii)       minutes of the meeting of the board of directors of EAI recognizing the transfer of the EAI Shares from PEH to the Company, authorizing the issuance of a new share certificate evidencing the EAI Shares in the name of the Company and ordering the proper annotations in the shareholder registry book of EAI; and

(iii)       a certificate evidencing the EAI Shares to the Company.

(c)        Company’s Closing Deliveries: At the Closing, the Company shall deliver to PEH a copy of the resolutions adopted by the board of directors (or other governing body) of the Company, certified by an authorized officer of the Company, authorizing and approving, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

ARTICLE VIII

Termination

Section 8.1       Termination Events.

(a)        This Agreement may be terminated prior to the Closing:

(i)         by the mutual written consent of PEH and GeoPark Limited;

(ii)       by PEH or GeoPark Limited if the Closing shall not have occurred on the seventh (7th) Business Day after the date that is the earlier of (a) the occurrence of the CPP Effectiveness or (b) the expiry or termination of the CPP in accordance with its terms (as may be extended pursuant to this Section 8.1(a)(ii), the “Outside Date”); provided, that if the expiration date of the term of the CPP is extended to a date that falls after the date of the then-current Outside Date, the Outside Date shall automatically be extended to the date that is seven (7) Business Days after such extended expiration date of the term of the CPP; provided, further, that, the parties may, by mutual written agreement, extend the Outside Date to a later date;

(iii)       by PEH or GeoPark Limited if (A) a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable order or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement or (B) there shall be any applicable Law enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental Entity that would make consummation of such transactions illegal;

(iv)       by GeoPark Limited if (A) PEH shall have breached any representation, warranty, covenant or agreement of PEH set forth in this Agreement, (B) such breach is not cured within thirty (30) days following notice thereof from GeoPark Limited, or is not capable of being cured by the Outside Date and (C) such breach would cause any of the conditions set forth in Section 7.1(c) and Section 7.1(d) not to be satisfied were the Closing then to occur; or

(v)        by PEH if (A) GeoPark Limited or the Company shall have breached any representation, warranty, covenant or agreement of GeoPark Limited or the Company set forth in this Agreement, (B) such breach is not cured within thirty (30) days following notice thereof from PEH, or is not capable of being cured by the Outside Date and (C) such breach would cause any of the conditions set forth in Section 7.2(c) and Section 7.2(d) not to be satisfied were the Closing then to occur.

(b)        Prior to the Closing, this Agreement shall terminate automatically if the CPP terminates or expires before the occurrence of the CPP Effectiveness.

Section 8.2       Termination Procedures.  If PEH or GeoPark Limited hereto wishes to terminate this Agreement pursuant to Section 8.1, such party shall deliver to the other party a written notice stating that such party is terminating this Agreement and setting forth a brief description of the basis on which such party is terminating this Agreement.

Section 8.3       Effect of Termination.  If this Agreement is terminated pursuant to Section 8.1, all further obligations of the parties under this Agreement shall terminate and there shall be no liability on the part of any of the parties to this Agreement; provided, however, that: (a) neither GeoPark Limited, the Company nor PEH shall be relieved of any obligation or liability arising from any fraud on the part of such party or from any willful and material breach by such party of any covenant or obligation contained in this Agreement prior to the termination of this Agreement; and (b) the parties hereto shall, in all events, remain bound by and continue to be subject to the provisions set forth in Article IX.

ARTICLE IX

MISCELLANEOUS

Section 9.1       Survival.  All of the representations and warranties contained in Article II, Article III and Article IV shall terminate on the date that is eighteen (18) months following the date hereof.  All covenants and agreements of the parties contained herein shall survive the Closing in accordance with their terms, unless and to the extent that non-compliance with such covenants or agreements is waived in writing by the party entitled to such performance.

Section 9.2       Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and will become effective when one or more counterparts have been signed by a party and delivered to the other parties.  PDF copies or other electronic transmission of signatures shall constitute original signatures for all purposes of this Agreement and any enforcement hereof.  The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include Electronic Signatures (as defined below), deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.  “Electronic Signatures” means any electronic symbol or process attached to, or associated with, any contract or other record and adopted by a Person with the intent to sign, authenticate or accept such Contract or record.

Section 9.3       Governing Law.

(a)        This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)        Any dispute relating hereto shall be heard in the Court of Chancery of the State of Delaware, and, if applicable, in any state or federal court located in the State of Delaware in which appeal from the Court of Chancery of the State of Delaware may validly be taken under the Laws of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over such dispute, any state or federal court within the State of Delaware) (each a “Chosen Court” and collectively, the “Chosen Courts”), and the parties hereto agree to the exclusive jurisdiction and venue of the Chosen Courts.  The parties hereto further agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or by any matters related to the foregoing (the “Applicable Matters”) shall be brought exclusively in a Chosen Court, and that any Proceeding arising out of this Agreement or any other Applicable Matter shall be deemed to have arisen from a transaction of business in the State of Delaware and each of the foregoing Persons hereby irrevocably consents to the jurisdiction of such Chosen Courts in any such Proceeding and irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that such Person may now or hereafter have to the laying of the venue of any such Proceeding in any such Chosen Court or that any such Proceeding brought in any such Chosen Court has been brought in an inconvenient forum.

(c)        Such Persons further covenant not to bring a Proceeding with respect to the Applicable Matters other than in such Chosen Court and not to challenge or enforce in another jurisdiction a Judgment of such Chosen Court.

(d)        Process in any such Proceeding may be served on any Person with respect to such Applicable Matters anywhere in the world, whether within or without the jurisdiction of any such Chosen Court.  Without limiting the foregoing, each such Person agrees that service of process on such party as provided in Section 9.6 shall be deemed effective service of process on such Person.

(e)        Waiver of Jury Trial.  EACH PARTY HERETO, FOR ITSELF AND ITS AFFILIATES, HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE ACTIONS OF THE PARTIES HERETO OR THEIR RESPECTIVE AFFILIATES PURSUANT TO THIS AGREEMENT OR IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

Section 9.4       Entire Agreement; No Third-Party Beneficiary.  This Agreement and the Governance Agreement contain the entire agreement by and among the parties with respect to the subject matter hereof and all prior negotiations, writings and understandings relating to the subject matter of this Agreement.  This Agreement is not intended to confer upon any Person not a party hereto any rights or remedies hereunder.

Section 9.5       Expenses.  All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including accounting and legal fees, shall be paid by the party incurring such expenses; provided, however, that all reasonable and documented out-of-pocket costs and expenses incurred in obtaining or causing the occurrence of the CPP Effectiveness shall be incurred by Venezuela Sub and funded by the Company.

Section 9.6       Notices.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent by nationally recognized overnight air courier, one (1) Business Day after mailing; (c) if sent by email transmission, when transmitted so long as there is no bounce-back or similar error message; and (d) if otherwise actually personally delivered, when delivered provided that such notices, requests, demands and other communications are delivered to the address or email address set forth below, or to such other address or email address as any party shall provide by like notice to the other parties to this Agreement:

If to GeoPark Limited, to:

GeoPark Limited
Calle 94 No. 11-30, Piso 8
Bogotá, Colombia
Attention:   Jaime Caballero Uribe, Chief Financial Officer
Email:     jcaballero@geo-park.com
jucuellar@geo-park.com

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Attention:   Juan G. Giráldez
Claire Schupmann
Email:       jgiraldez@cgsh.com
cschupmann@cgsh.com

If to the Company, to:

GeoPark USA, LLC
Calle 94 No. 11-30, Piso 8
Bogotá, Colombia
Attention:   Jaime Caballero Uribe, Chief Financial Officer
Email:      jcaballero@geo-park.com
jucuellar@geo-park.com

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Attention:   Juan G. Giráldez
Claire Schupmann
Email:       jgiraldez@cgsh.com
cschupmann@cgsh.com

If to PEH, to:

Panamerican Energy Holdings S.A.
MMG Tower, Piso 26
Ave. Paseo del Mar
Costa del Este Panamá
Rep. de Panamá
Attention:   Oliverio Lew
Email:      olew@gilinskiholding.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London EC2N 4BQ
Attention:   Lorenzo Corte
Email:      Lorenzo.Corte@skadden.com

Section 9.7       Successors and Assigns.  The provisions of this Agreement shall inure to the benefit of and be binding upon the successors of each of the parties hereto.  Notwithstanding the foregoing, neither PEH, GeoPark Limited nor the Company shall assign or delegate any of its rights or obligations under this Agreement without the prior written consent of the Company, in the case of an assignment or delegation by PEH, or PEH, in the case of any assignment or delegation by GeoPark Limited or the Company.

Section 9.8       Headings.  The Section, Article and other headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement.

Section 9.9       Amendments and Waivers.  This Agreement may not be modified or amended except by an instrument or instruments in writing signed by each party hereto and approved by a majority of the Disinterested Directors then on the Board.  Any party hereto may, only by an instrument in writing, waive compliance by any other party or parties hereto with any term or provision hereof on the part of such other party or parties hereto to be performed or complied with; provided that any waiver by GeoPark Limited or the Company shall require the approval of a majority of the Disinterested Directors then on the Board.  No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor will any single or partial exercise of any right or power, or any abandonment or discontinuance of steps to enforce such right or power, preclude any other or further exercise thereof or the exercise of any other right or power.  The waiver by any party hereto of a breach of any term or provision hereof shall not be construed as a waiver of any subsequent breach.  The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

Section 9.10     Interpretation; Absence of Presumption.

(a)    For the purposes hereof: (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Exhibits) and not to any particular provision of this Agreement, and Article, Section, paragraph, Exhibit references are to the Articles, Sections, paragraphs, and Exhibits to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified; and (iv) the word “or,” “any” or “either” shall not be exclusive.  References to a Person are also to its permitted assigns and successors.  When calculating the period of time between which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded (and unless, otherwise required by law, if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day).

(b)    With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration will be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

Section 9.11     Severability.  Any provision hereof that is held to be invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, shall be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof; provided, however, that the parties will attempt in good faith to reform this Agreement in a manner consistent with the intent of any such ineffective provision for the purpose of carrying out such intent.

Section 9.12     Specific Performance.  The parties hereto agree that irreparable damage could occur and that a party may not have any adequate remedy at law in the event that any of the provisions of this Agreement are not performed in accordance with their terms or were otherwise breached.  Accordingly, each party shall without the necessity of proving the inadequacy of money damages or posting a bond be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms, provisions and covenants contained therein, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.13   Public Announcement.  Subject to each party’s disclosure obligations imposed by applicable Law (including Beneficial Ownership disclosures under Section 13 or Section 16 of the Exchange Act), the Securities Act, the Exchange Act and any other applicable securities Laws and rules of any stock exchange upon which its securities are listed, each of the parties hereto will cooperate with each other in the development and distribution of all news releases and other public information disclosures, and all substantive filings or disclosures under the Securities Act, the Exchange Act and any other applicable securities Laws and rules of any stock exchange upon which its securities are listed, with respect to this Agreement and any of the transactions contemplated by this Agreement, and neither GeoPark Limited, the Company, PEH nor any of their respective Affiliates will make any such news release or public disclosure, or filings or disclosures under securities Laws or stock exchange rules, without first consulting with the others, and, in each case, also receiving the others’ consent (which shall not be unreasonably withheld or delayed).  Notwithstanding the foregoing, this Section 9.13 shall not apply to, and each party may, without the consent of the other parties hereto, make any press release or other public statement, or disclosure (a) that is consistent with prior disclosure and does not contain any material information relating to the transactions that has not been previously announced or made public in accordance with the terms of this Agreement, (b) that is made to its auditors, attorneys, accountants or financial advisors, (c) as may be required by applicable Law (including the Securities Act, the Exchange Act and any other applicable securities Laws) and the rules of any stock exchange upon which its securities are listed; provided that the disclosing party, to the extent reasonably practicable, first notifies and consults with the other parties or (d) in connection with any dispute between the parties regarding this Agreement or the transactions contemplated hereby.

Section 9.14    Non-Recourse.  Any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against the entities that are expressly named as parties hereto (the “Contract Parties”) and then only with respect to the specific obligations of such party and subject to the terms, conditions and limitations set forth herein.  No Person other than the Contract Parties, including no member, partner, equityholder, Affiliate or Representative thereof, nor any member, partner, equityholder, Affiliate or Representative of any of the foregoing, shall have any liability (whether in Contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action or obligations arising under, out of, or related to this Agreement or its negotiation, execution, performance, or breach.

(Signature page follows)

The parties have caused this Share Purchase Agreement to be executed as of the date first written above.

GEOPARK LIMITED

GeoPark Limited

By:	/s/ Felipe Bayón
	Name:	Felipe Bayón
	Title:	Chief Executive Officer

[Signature Page to Share Purchase Agreement]

The parties have caused this Share Purchase Agreement to be executed as of the date first written above.

COMPANY

GeoPark USA, LLC

By:	/s/ Felipe Bayón
	Name:	Felipe Bayón
	Title:	President

[Signature Page to Share Purchase Agreement]

The parties have caused this Share Purchase Agreement to be executed as of the date first written above.

PEH

Panamerican Energy Holdings S.A.

By:	/s/ Jaime Gilinski
	Name:	Jaime Gilinski
	Title:	Authorized Signatory

[Signature Page to Share Purchase Agreement]

EXHIBIT A

Definitions

The following terms have the meanings indicated:

“2027 Notes Indenture” means the Indenture, dated January 17, 2020, by and between GeoPark Limited and The Bank of New York Mellon, as trustee, governing GeoPark Limited’s 5.500% Senior Notes due 2027, as supplemented by (a) the Supplemental Indenture, dated August 25, 2021, by and among GeoPark Limited, GeoPark Colombia SAS and The Bank of New York Mellon, and (b) the Second Supplemental Indenture, dated June 27, 2022, by and between GeoPark Limited and The Bank of New York Mellon.

“2030 Notes Indenture” means the Indenture, dated January 31, 2025, by and between GeoPark Limited and The Bank of New York Mellon, as trustee, governing GeoPark Limited’s 8.750% Senior Notes due 2030.

“Affiliate” of any Person means any Person, directly or indirectly, Controlling, Controlled by or under common Control with such Person; provided, however, that GeoPark Limited (and its Subsidiaries) and PEH (and its Subsidiaries), shall not be deemed to be Affiliates.

“Beneficial Ownership,” “Beneficially Owned” and “Beneficially Owns” have the meanings specified in Rule 13d-3 promulgated under the Exchange Act, including the provision that any “group” will be deemed to have Beneficial Ownership of all securities Beneficially Owned by the members of such group and any member of a “group” will be deemed to have Beneficial Ownership of all securities Beneficially Owned by other members of the group in accordance with the provisions of such Rule, and a Person’s Beneficial Ownership of securities will be calculated in accordance with the provisions of such Rule; provided, however, that a Person will be deemed to be the Beneficial Owner of any security which may be acquired by such Person whether within sixty (60) days or thereafter, upon the conversion, exchange or exercise of any rights, options, warrants or similar securities to subscribe for, purchase or otherwise acquire (a) capital stock or share capital of any Person or (b) securities directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock or share capital of such Person.  The term “Beneficial Owner” shall have the correlative meaning.

“Board” means the board of directors of GeoPark Limited.

“Business Day” means any day other than a Saturday, a Sunday or any day on which banks located in New York, New York, or Bogotá, Colombia are authorized or required by Law to close or be closed.

“CIT Rate” means the applicable rate of corporate income Tax imposed under the laws of Venezuela for the relevant taxable period, and as applicable to the CPP, including any surtax or similar tax imposed in lieu thereof.

“Consideration Shares” the total number of GP Common Shares to be issued and sold by GeoPark Limited to PEH as consideration pursuant to Section 1.1.

“Contract” means any written, oral or other agreement, contract, license, sublicense, subcontract, settlement agreement, lease, power of attorney, understanding, arrangement, instrument, note, purchase order, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Control” (including its correlative meanings “under common Control with” and “Controlled by”) means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through ownership of securities or partnership or other interests, by Contract or otherwise.

“CPP Effectiveness” has the meaning ascribed to the term “Fecha de Entrada en Vigencia” in the CPP.

“Disinterested Director” means an Independent Director on the Board who is not a party to the act or transaction at issue and does not have a Material Interest in the act or transaction or a Material Relationship with a Person that has a Material Interest in the act or transaction at issue.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“fraud” means knowing and intentional common law fraud under the Laws of the State of Delaware, as determined by a court of competent jurisdiction, with respect to the representations and warranties contained in Article II, Article III or Article IV.

“GeoPark Fundamental Representations” means the representations and warranties of GeoPark Limited and the Company, as applicable, set forth in Section 2.1, Section 2.2(a), Section 2.4, Section 2.5, Section 2.6, Section 2.12 and Section 2.17.

“Governing Documents” means, with respect to any Person, the articles of incorporation, certificate of incorporation, charter, by-laws, memorandum of association, articles of formation, certificate of formation, operating agreement, partnership agreement, certificate of limited partnership or similar constitutive or organizational document, including any amendments thereto or restatements thereof as in effect on the date hereof.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, administrative agency, commission or other governmental official, authority or instrumentality (including any legislature, regulatory administrative authority, governmental agency, bureau, branch or department).

“Indentures” means, collectively, the 2027 Notes Indenture and the 2030 Notes Indenture.

“Independent Director” means a director on the Board who qualifies as an “independent director” pursuant to applicable Law and stock exchange rules and the independence criteria of GeoPark Limited applicable to all directors.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Judgment” means any judgment, order or decree of any Governmental Entity.

“Law” means any law, statute, code, rule or regulation enacted by any Governmental Entity.

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Material Adverse Effect” means any change, event, circumstance, development, condition, occurrence or effect that has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and GeoPark Limited and their respective Subsidiaries, taken as a whole; provided, however, that any change, event, circumstance, development, condition, occurrence or effect resulting from the following items shall not be considered when determining whether a Material Adverse Effect has occurred: (a) economic, political, regulatory or financial conditions or conditions in the securities or capital markets, credit markets, or currency or other financial markets in Colombia or any other country or region of the world, generally or in the industries in which the Company, GeoPark Limited and their respective Subsidiaries operate, or any changes in the foregoing conditions, (b) any acts of war, sabotage or terrorist activities in the United States or any country or region in the world, including any escalation or general worsening thereof, or changes imposed by a Governmental Entity associated with national security, (c) epidemics, pandemics or disease outbreaks, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters or weather or meteorological events, and other force majeure events in Colombia or any other country or region in the world (or escalation or worsening of any of the foregoing, including, as applicable, second or subsequent wave(s)), (d) any change of Law, accounting standards, regulatory policy or industry standards (or interpretations thereof) after the date of this Agreement, (e) the announcement, execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company, GeoPark Limited or any of their respective Subsidiaries with employees, customers, suppliers or Governmental Entities, and any claims, litigation or actions arising from or relating to the announcement, execution or delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, (f) the identity of PEH or any of its Affiliates, (g) any failure by GeoPark Limited or the Company to meet any budgets, projections or forecasts or revenue or earnings predictions for any period (but, for the purposes of clarity, not the underlying cause of such failure unless such underlying causes would otherwise be excluded from this definition), and (h) changes in the price or trading volume of the GP Common Shares or any change in the credit ratings or ratings outlook of GeoPark Limited, except, solely with respect to clauses (a), (b), (c), and (d) to the extent the Company, GeoPark Limited and their respective Subsidiaries, taken as a whole, are materially and disproportionately affected thereby relative to other participants in the industry or industries in which the Company, GeoPark Limited and their respective Subsidiaries operate (in which case only the incremental material and disproportionate effect or effects may be taken into account in determining whether there has been a Material Adverse Effect).

“Material Interest” means an actual or potential benefit, including the avoidance of a detriment, other than one which would devolve on GeoPark Limited or the shareholders generally, that in the case of a director, would reasonably be expected to impair the objectivity of the director’s judgment when participating in the negotiation, authorization, or approval of the act or transaction at issue.

“Material Relationship” means a familial, financial, professional, employment, or other relationship that in the case of a director, would reasonably be expected to impair the objectivity of the director’s judgment when participating in the negotiation, authorization, or approval of the act or transaction at issue or otherwise with respect to the Person with whom such relationship exists.

“Notes” means the notes outstanding from time to time under any of the Indentures.

“NYSE” means the New York Stock Exchange.

“OFAC” means the Office of Foreign Assets Control of the United States Department of Treasury.

“PEH Fundamental Representations” means the representations and warranties of PEH set forth in Section 3.1, Section 3.2(a), Section 3.4, Section 4.1, Section 4.2, and Section 4.3.

“PEH Material Adverse Effect” means any change, event, circumstance, development, condition, occurrence or effect that would reasonably be expected to prevent, materially delay or materially impair the ability of PEH to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or Governmental Entity.

“Personal Data” means (a) a natural person’s name, street address, telephone number, email address, photograph, social security number, bank information, or customer or account number; (b) any information which would qualify as “personally identifying information” under the Federal Trade Commission Act, as amended; (c) “personal data” as defined by the European Union General Data Protection Regulation (EU 2016/679); and (d) any other piece of information that allows the identification of such natural person, or permits the collection or analysis of any identifiable data related to an identified person’s health or sexual orientation.

“Principal Market” means the NYSE (or any nationally recognized successor thereto), or any other national securities exchange other than the NYSE in the event that the GP Common Shares are listed on such other exchange.

“Proceeding” means an action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity.

“Related Persons” means, with respect to a Person, (a) in the case such Person or any of such Person’s Affiliates are individuals, any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, niece or nephew (including adoptive relationships) of such Person or any of such Person’s Affiliates and (b) any Affiliate of such Person or any of the other Persons described in clause (a).

“Representatives” means a Person’s Affiliates and its and their respective employees, officers, directors, agents, consultants, accountants, attorneys or financial advisors.

“Rights Agreement” means that certain Rights Agreement, dated as of June 3, 2025, by and between GeoPark Limited and Computershare Trust Company, N.A.

“SEC” means the Securities and Exchange Commission.

“SEC Documents” means all reports, schedules, registration statements, proxy statements and other documents (including all amendments, supplements, exhibits and schedules thereto) filed or furnished by GeoPark Limited with the SEC (including any documents incorporated by reference therein) since January 1, 2025.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Breach” means any unauthorized access, acquisition, disclosure or loss of Personal Data in a manner that compromises the security, integrity, or confidentiality of Personal Data.

“Subsidiary” means, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other Subsidiary of such party is a general partner or serves in a similar capacity, or, with respect to such corporation or other organization, at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or Controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries; provided that GeoPark Limited and its Subsidiaries shall not be deemed to be Subsidiaries of PEH or any of its Affiliates.

“Tax” means (a) any and all U.S. federal, state, local and non-U.S. taxes, imposts, duties, withholdings, charges, fees, levies or other assessments or similar charges of any kind whatsoever imposed by any Governmental Entity (including any income, excise, “imputed underpayments”, property, sales, use, occupation, transfer, conveyance, payroll or other employment-related tax, escheat, minimum or alternative minimum, recapture, license, registration, ad valorem, valued-added, social charges, social security, national insurance (or other similar contributions or payments), franchise, estimated severance, stamp taxes, taxes based upon or measured by capital stock, capital gains, net worth or gross receipts, custom duties and other taxes), together with all interest, fines, penalties and additions attributable to or imposed with respect to such amounts; and (b) any liability for the payment of any amount described in clause (a) of another Person.

“Tax Return” means any return, declaration, statement, report, form, schedules, information return, or other information (including any amendments thereto and including any schedule or attachment thereto) filed or maintained or required to be filed or maintained by Law in connection with the determination, assessment, or collection of any Tax.

Index of Defined Terms

Agreement	Preamble
Applicable Matters	Section 9.3(b)
Barbados HoldCo	Recitals
Cap	Section 6.2(c)
Chosen Court	Section 9.3(b)
Chosen Courts	Section 9.3(b)
Closing	Section 1.2
Colden	Recitals
Company	Preamble, Preamble
Company Confidential Information	Section 5.5(a)
Contract Parties	Section 9.14
CPP	Recitals
EAI	Recitals
EAI Shares	Recitals
Electronic Signatures	Section 9.2
Environmental Laws	Section 2.21
Evaluation Date	Section 2.8(d)
FCPA	Section 2.19
Fifth Range	Section 1.1(e)
First Range	Section 1.1(a)
First Range Additional GP Common Shares	Section 1.1(a)
Fourth Range	Section 1.1(d)
Fourth Range Additional GP Common Shares	Section 1.1(d)
Governance Agreement	Recitals
GP Common Shares	Recitals
Hazardous Materials	Section 2.21
Indemnified Party	Section 6.3(a)
Indemnifying Party	Section 6.3(a)
Information	Section 3.5(g)
IT Systems and Data	Section 2.24
Judgments	Section 2.11
Laws	Section 2.11
Losses	Section 6.1(a)
Material Permits	Section 2.22
Money Laundering Laws	Section 2.20
OFAC License	Section 5.2
Outside Date	Section 8.1(a)(ii)
PEH	Preamble
PEH Confidential Information	Section 5.5(b)
PIPE SPA	Recitals
Second Range	Section 1.1(b)
Second Range Additional GP Common Shares	Section 1.1(b)
Subsidiary Shares	Section 4.2(d)
Third Range	Section 1.1(c)
Third Range Additional GP Common Shares	Section 1.1(c)

Transaction Taxes	Section 5.7(b)
U.S. Sanctions	Section 2.18
Venezuela Sub	Recitals

Item 3

AMENDMENT NO. 1 TO THE SHARE PURCHASE AGREEMENT

This AMENDMENT NO. 1 TO THE SHARE PURCHASE AGREEMENT (this “Amendment”) is entered into as of October 26, 2026, by and among GeoPark Limited, an exempted company limited by shares incorporated under the Laws of Bermuda (“GeoPark Limited”), GeoPark USA, LLC, a limited liability company incorporated under the Laws of Delaware (the “Company”), and Panamerican Energy Holdings S.A., a corporation incorporated under the Laws of Panama (“PEH” and, together with GeoPark Limited and the Company, the “Parties”).

Recitals

WHEREAS, GeoPark Limited, the Company and PEH are parties to that certain Share Purchase Agreement, dated as of September 2, 2026 (the “Original Agreement”), pursuant to which, among other things, PEH agreed to transfer, convey, assign and deliver to the Company all of the issued and outstanding EAI Shares in consideration for the issuance and sale by GeoPark Limited to PEH of the Consideration Shares, as more fully described in the Original Agreement;

WHEREAS, Section 1.1 of the Original Agreement provides that the Consideration Shares issuable at the Closing consist of 42,135,872 GP Common Shares plus, if the CIT Rate applicable at Closing falls within one of the ranges set forth in Section 1.1(a) through (f) thereof, a number of additional GP Common Shares calculated as set forth therein;

WHEREAS, the Original Agreement contemplates that the Closing is conditioned, among other things, on the occurrence of the CPP Effectiveness in accordance with the terms of the CPP, and the CPP contemplates CPP Effectiveness occurring within one hundred twenty (120) days following the date of the CPP (the “CPP Effectiveness Period”);

WHEREAS, the Parties have used considerable efforts to cause the CPP Effectiveness to occur in advance of the expiration of the CPP Effectiveness Period, and accordingly the Parties desire to proceed with Closing as soon as reasonably practicable, while preserving the economic benefits to both Parties associated with a decrease in the CIT Rate, as contemplated in the Original Agreement, without modifying the original economic terms and conditions applicable thereto; and

WHEREAS, in accordance with Section 9.9 of the Original Agreement, this Amendment has been approved by a majority of the Disinterested Directors currently on the Board and is being executed by each Party hereto.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby amend the Original Agreement, in accordance with the following terms and conditions:

ARTICLE I

DEFINITIONS AND CONSTRUCTION

1.1. Definitions and Construction. Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Original Agreement, and the rules of construction set forth in Section 9.10 of the Original Agreement apply mutatis mutandis to this Amendment.

ARTICLE II

AMENDMENTS

2.1. Amendments. The Parties have agreed to modify the Original Agreement as follows:

(i) Section 1.1 of the Original Agreement is hereby amended and restated in its entirety as follows:

“Section 1.1 Sale and Purchase of EAI Shares. On the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Closing, PEH shall transfer, convey, assign and deliver to the Company, and the Company shall purchase and acquire from PEH, all of PEH’s right, title and interest in and to all of the issued and outstanding EAI Shares, free from all Liens, in consideration for the issuance and sale by GeoPark Limited to PEH of 42,135,872 GP Common Shares (the “Closing Shares”),together with any Additional GP Common Shares issuable at Closing pursuant to Section 1.3, and, if applicable, any Additional GP Common Shares that become issuable after Closing pursuant to Section 1.3”

(ii) The last sentence of Section 1.2 of the Original Agreement is hereby amended and restated in its entirety as follows: “At the Closing, GeoPark Limited shall instruct its transfer agent to register the issuance of the Closing Shares issued at the Closing in the name of PEH in book-entry form.”

(iii) A new Section 1.3 is hereby added to the Original Agreement immediately following Section 1.2 thereof, as follows:

“Section 1.3 Additional GP Common Shares.

(a)	In addition to the Closing Shares, GeoPark Limited shall issue and sell to PEH such number of additional GP Common Shares (the “Additional GP Common Shares” and, together with the Closing Shares, the “Consideration Shares”) as is determined in accordance with the following paragraphs (i) through (vi), if the CIT Rate applicable at Closing or, solely in the event the Closing Date occurs before December 1, 2026, at December 1, 2026 (it being understood, for the avoidance of doubt, that if the Closing Date occurs on or after December 1, 2026, the number of Additional GP Common Shares shall be determined exclusively by reference to the CIT Rate applicable at Closing, and no further adjustment shall be made thereafter) is:

(i)	lower than 50% but not lower than 49% (the “First Range”), an amount of aggregate Additional GP Common Shares (the “First Range Additional GP Common Shares”) equal to the product of (i) 1,314,537 and (ii) the proportional decrease of CIT Rate within the First Range, expressed as a percentage (e.g., if the CIT Rate is 49.5%, 657,269 aggregate Additional GP Common Shares; if the CIT Rate is 49.25%, 985,903 aggregate Additional GP Common Shares; if the CIT Rate is 49%, 1,314,537 aggregate Additional GP Common Shares);

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(ii)	lower than 49% but not lower than 48% (the “Second Range”), an amount of aggregate Additional GP Common Shares (the “Second Range Additional GP Common Shares”) equal to the sum of (i) the full amount of First Range Additional GP Common Shares, and (ii) the product of (x) 1,314,537 and (y) the proportional decrease of CIT Rate within the Second Range, expressed as a percentage (e.g., if the CIT Rate is 48.5%, 1,971,806 aggregate Additional GP Common Shares; if the CIT Rate is 48.25%, 2,300,440 aggregate Additional GP Common Shares; if the CIT Rate is 48%, 2,629,074 aggregate Additional GP Common Shares);

(iii)	lower than 48% but not lower than 47% (the “Third Range”), an amount of aggregate Additional GP Common Shares (the “Third Range Additional GP Common Shares”) equal to the sum of (i) the full amount of Second Range Additional GP Common Shares, and (ii) the product of (x) 1,314,537 and (y) the proportional decrease of CIT Rate within the Third Range, expressed as a percentage (e.g., if the CIT Rate is 47.5%, 3,286,343 aggregate Additional GP Common Shares; if the CIT Rate is 47.25%, 3,614,977 aggregate Additional GP Common Shares; if the CIT Rate is 47%, 3,943,611 aggregate Additional GP Common Shares);

(iv)	lower than 47% but not lower than 46% (the “Fourth Range”), an amount of aggregate Additional GP Common Shares (the “Fourth Range Additional GP Common Shares”) equal to the sum of (i) the full amount of Third Range Additional GP Common Shares, and (ii) the product of (x) 1,314,537 and (y) the proportional decrease of CIT Rate within the Fourth Range, expressed as a percentage (e.g., if the CIT Rate is 46.5%, 4,600,880 aggregate Additional GP Common Shares; if the CIT Rate is 46.25%, 4,929,514 aggregate Additional GP Common Shares; if the CIT Rate is 46%, 5,258,148 aggregate Additional GP Common Shares);

(v)	lower than 46% but not lower than 45% (the “Fifth Range”), an amount of aggregate Additional GP Common Shares equal to the sum of (i) the full amount of Fourth Range Additional GP Common Shares, and (ii) the product of (x) 163,441 and (y) the proportional decrease of CIT Rate within the Fifth Range, expressed as a percentage (e.g., if the CIT Rate is 45.5%, 5,339,869 aggregate Additional GP Common Shares; if the CIT Rate is 45.25%, 5,380,729 aggregate Additional GP Common Shares; if the CIT Rate is 45%, 5,421,589 aggregate Additional GP Common Shares);

(vi)	lower than 45%, an amount of aggregate Additional GP Common Shares equal to 5,421,589 GP Common Shares.

(b)	If no Additional GP Common Shares are issuable pursuant to Section 1.3(a), GeoPark Limited shall have no obligation to issue or deliver any Additional GP Common Shares pursuant to this Section 1.3, and the Closing Shares issued at Closing shall constitute the entire Consideration Shares.

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(c)	If Additional GP Common Shares are issuable pursuant to Section 1.3(a), GeoPark Limited shall (i) instruct its transfer agent to register the issuance of such Additional GP Common Shares in the name of PEH in book-entry form (A) at Closing, to the extent such Additional GP Common Shares are issuable based on the CIT Rate applicable at Closing, or (B) if Closing occurs before December 1, 2026 and Additional GP Common Shares become issuable as a result of a reduction in the CIT Rate after Closing and on or before December 1, 2026, within five (5) Business Days following December 1, 2026; and (ii) provide evidence reasonably required by PEH that the Additional GP Common Shares have been duly issued. In no event shall the aggregate number of Additional GP Common Shares issued pursuant to this Agreement exceed 5,421,589, and any Additional GP Common Shares previously issued pursuant to Section 1.3(a) shall be deducted from any subsequent issuance of Additional GP Common Shares pursuant to Section 1.3(a).

(d)	The representations and warranties of GeoPark Limited and the Company set forth in Section 2.2 (Authorization; No Conflicts), Section 2.3 (Government Approvals), Section 2.4 (Authorized Shares), Section 2.5 (Capitalization), Section 2.13 (Stock Exchange), Section 2.14 (Investment Company), Section 2.15 (Securities Law Exemptions), Section 2.16 (Price Stabilization of GP Common Shares), Section 2.17 (Application of Takeover Protections) and Section 2.25 (Listing on Principal Market) of Article II, in each case solely to the extent relating to the Consideration Shares, shall apply to the Additional GP Common Shares, mutatis mutandis, as of the date of issuance thereof.”

(iv) All references in the Original Agreement to “Consideration Shares” are hereby deemed to refer to the Consideration Shares as defined in Section 1.3 of the Original Agreement, as amended by this Amendment. All references in the Original Agreement to Section 1.1 are hereby deemed to refer to Section 1.1 and Section 1.3 of the Original Agreement, as amended by this Amendment.

(v) Section 9.4 of the Original Agreement is hereby amended and restated in its entirety as follows:

“Section 9.4 Entire Agreement; No Third-Party Beneficiary. This Agreement and the Governance Agreement (each as amended in accordance with Section 9.9 from time to time) contain the entire agreement by and among the parties with respect to the subject matter hereof and all prior negotiations, writings and understandings relating to the subject matter of this Agreement. This Agreement is not intended to confer upon any Person not a party hereto any rights or remedies hereunder.”

(vi) All references in the Index of Defined Terms included in the Original Agreement to Sections 1.1(a) through (f) shall be amended to refer to Section 1.3(a)(i) through (a)(vi) of the Original Agreement, as amended by this Amendment.

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2.2. No Other Amendments. Except as expressly amended by this Amendment, the Original Agreement is not otherwise amended, modified or supplemented, and all other terms, conditions and provisions of the Original Agreement remain unchanged and in full force and effect. This Amendment forms an integral and non-severable part of the Original Agreement, and references in the Original Agreement to “this Agreement” (and words of like import) are deemed to refer to the Original Agreement as amended by this Amendment.

ARTICLE III

MISCELLANEOUS

3.1. Binding Effect. This Amendment constitutes a legally binding amendment to the Original Agreement pursuant to Section 9.9 (Amendments and Waivers) of the Original Agreement.

3.2. Incorporation by Reference. The provisions of Section 9.2 (Counterparts), Section 9.3 (Governing Law), Section 9.5 (Expenses), Section 9.6 (Notices), Section 9.7 (Successors and Assigns), Section 9.10 (Interpretation; Absence of Presumption), Section 9.11 (Severability), Section 9.12 (Specific Performance) and Section 9.14 (Non-Recourse) of the Original Agreement are hereby incorporated by reference, mutatis mutandis, into this Amendment as if set out in full herein.

[Signature page follows]

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their respective representatives as of the date first written above.

GEOPARK LIMITED

By:	/s/ Felipe Bayón
Name:	Felipe Bayón
Title:	Chief Executive Officer

GEOPARK USA, LLC

By:	/s/ Felipe Bayón
Name:	Felipe Bayón
Title:	President

PANAMERICAN ENERGY HOLDINGS S.A.

By:	/s/ Jaime Gilinski
Name:	Jaime Gilinski
Title:	Authorized Signatory

[Signature Page to Amendment No. 1 to Share Purchase Agreement]

Item 4

Execution Version

GOVERNANCE AGREEMENT

BY AND BETWEEN

GEOPARK LIMITED,

PANAMERICAN ENERGY HOLDINGS S.A.

AND

COLDEN INVESTMENTS S.A.

Dated as of September 2, 2026

TABLE OF CONTENTS

Page

ARTICLE I TRANSFER OF SHARES	1
Section 1.1 Restrictions on Transfer	1
Section 1.2 Restrictive Legends.	2
Section 1.3 PEH Approval Rights	3
Section 1.4 Listing of Shares	3
ARTICLE II GOVERNANCE RIGHTS	4
Section 2.1 Board Rights	4
Section 2.2 Tender Offer	6
Section 2.3 Listing of Shares	7
ARTICLE III REGISTRATION RIGHTS	7
Section 3.1 Shelf Registration Rights	7
Section 3.2 Piggyback Registrations	8
Section 3.3 Obligations of the Company	10
Section 3.4 Obligations of PEH	13
Section 3.5 Company Suspension Rights	14
Section 3.6 Expenses of Registration	14
Section 3.7 Indemnification	14
Section 3.8 Confidentiality	16
Section 3.9 Reports under Exchange Act by the Company	17
Section 3.10 Future Registration Rights	18
Section 3.11 Termination	18
ARTICLE IV MISCELLANEOUS	18
Section 4.1 Certain Provisions of the PIPE SPA Superseded	18
Section 4.2 Counterparts	18
Section 4.3 Governing Law	18
Section 4.4 Entire Agreement; No Third Party Beneficiary	19
Section 4.5 Expenses	19
Section 4.6 Notices	19
Section 4.7 Successors and Assigns	21
Section 4.8 Headings	21
Section 4.9 Amendments and Waivers	21
Section 4.10 Interpretation; Absence of Presumption	22
Section 4.11 Severability	22
Section 4.12 Specific Performance	22
Section 4.13 Non-Recourse	22
Section 4.14 Effectiveness; Termination	22
EXHIBIT A DEFINITIONS	1

i

GOVERNANCE AGREEMENT

This GOVERNANCE AGREEMENT dated as of September 2, 2026 (this “Agreement”) is entered into by and between GeoPark Limited, an exempted company limited by shares incorporated under the Laws of Bermuda (the “Company”), Panamerican Energy Holdings S.A., a corporation incorporated under the Laws of Panama (“PEH”), and solely for the purposes of Section 1.2, Section 2.1 and ARTICLE IV of this Agreement, Colden Investments S.A., a Panama sociedad anónima and an Affiliate of PEH (“Colden”). The Company and PEH are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.” Capitalized terms used but not defined herein have the meanings assigned to them in Exhibit A.

RECITALS:

WHEREAS, on March 5, 2026, Colden and the Company entered into that certain Share Purchase Agreement (the “PIPE SPA”) pursuant to which Colden purchased from the Company 12,876,053 common shares of the Company, par value US$0.001 per share (the “Common Shares”), on the terms and subject to the conditions set forth therein;

WHEREAS, contemporaneously with the execution of this Agreement, PEH, the Company and GeoPark USA, LLC, a Delaware limited liability company (“GeoPark USA”) and an indirectly wholly-owned subsidiary of the Company, entered into that certain Share Purchase Agreement (the “Miranda SPA”) pursuant to which PEH agreed to purchase from the Company and the Company agreed to issue and sell to PEH Common Shares in consideration for the sale by PEH to GeoPark USA of all of its shares in Energy Assets International, S.A., a Panama sociedad anónima, on the terms and subject to the conditions set forth therein;

WHEREAS, in connection with the PIPE SPA and the Miranda SPA, the parties desire to enter into this Agreement, to be effective in accordance with Section 4.14, with respect to all Common Shares that Colden or PEH or an Affiliate thereof now or hereafter Beneficially Owns or own of record, and each of the parties has determined that it is in their best interests to enter into this Agreement to govern the respective rights and obligations of PEH, and Colden, as applicable, as Beneficial Owner of the Common Shares of the Company.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, effective in accordance with Section 4.14, the parties hereto agree as follows:

ARTICLE I

TRANSFER OF SHARES

Section 1.1     Restrictions on Transfer. PEH acknowledges and agrees that the Common Shares Beneficially Owned by PEH and its Affiliates may not be offered, sold or otherwise Transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities Laws, or pursuant to an exemption therefrom, and in each case in compliance with the terms of this Agreement and the restrictions set forth in the text of the restrictive legend required to be included on the Common Shares Beneficially Owned by PEH or its Affiliates pursuant to Section 1.2.

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Section 1.2     Restrictive Legends.

(a)      (i) Each certificate or book-entry position representing the Common Shares Beneficially Owned by PEH or its Affiliates and (ii) each existing certificate or book-entry position representing the Common Shares Beneficially Owned by Colden or its Affiliates shall be issued or replaced, as applicable, and each certificate referred to in clauses (i) and (ii) above shall be stamped or otherwise imprinted with, or have a notation to the effect of, one or more legends in substantially the following form (in addition to any legend required under applicable state securities Laws):

“THE OFFER AND SALE OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY OTHER APPLICABLE SECURITIES LAWS AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH OTHER SECURITIES LAWS. NEITHER THIS SECURITY OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED, HYPOTHECATED OR OTHERWISE DISPOSED OF, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO A TRANSACTION WHICH IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS, AND, IN THE CASE OF A TRANSACTION EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION, THE HOLDER WILL NOTIFY ANY SUBSEQUENT PURCHASER OF THE SECURITIES EVIDENCED BY THIS CERTIFICATE FROM IT OF SUCH RESALE RESTRICTIONS.”

(b)      PEH and Colden consent to the Company making a notation on its records and giving instructions to any transfer agent of the Common Shares Beneficially Owned by PEH or its Affiliates in order to implement the restrictions on Transfer set forth in this Section 1.2.

(c)      In connection with any Transfer of the Common Shares Beneficially Owned by PEH or its Affiliates by PEH or its Affiliates pursuant to Rule 144 under the Securities Act or pursuant to any other available exemption under the Securities Act such that the subsequent purchaser acquires freely tradable shares, if requested by PEH by written notice to the Company, the Company shall take commercially reasonable steps to cause the transfer agent for the Common Shares to remove any restrictive legends related to the book entry account holding such Common Shares Beneficially Owned by PEH or its Affiliates and make a new, unlegended entry for such book entry Common Shares sold or disposed of without restrictive legends; provided, that PEH shall have (i) timely provided the Company customary representations and other documentation reasonably acceptable to the Company in connection therewith and (ii) complied with the terms and conditions of this Agreement; provided, further, that the Company shall not be obligated to incur any material, noncustomary costs or expenses in taking such actions other than as set forth herein. The Company shall provide PEH with written notice of such removal and unlegended entry promptly thereafter.

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Section 1.3     PEH Approval Rights. The Company agrees and acknowledges that, for so long as the number of Common Shares Beneficially Owned by PEH and its Affiliates represents at least fifteen percent (15%) of the total number of Common Shares then issued and outstanding, the Company shall not, without (in addition to any approval required by the Governing Documents or applicable Law) either (i) approval by at least one (1) of the PEH Directors then in office or (ii) the prior written consent of PEH:

(a)      issue equity or equity-linked securities in excess of five percent (5%) of the Fully Diluted Share Capital in the aggregate, other than issuances in respect of which PEH is granted preemptive rights;

(b)      amend the Governing Documents of the Company in a manner adverse to PEH;

(c)      enter into, modify or terminate any transaction with any (i) holder of more than one percent (1%) of the outstanding Common Shares, (ii) executive officer of the Company, or (iii) immediate family member or Affiliate of any of the foregoing, other than compensation arrangements with executive officers in the ordinary course of business;

(d)      change the size of the Board (other than in accordance with Section 2.1);

(e)      establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any of the share capital of the Company, except for (i) any dividend or distribution by a wholly owned Subsidiary of the Company to the Company or any wholly owned Subsidiary of the Company and (ii) any dividend declared and paid in accordance with the Company’s dividend policy publicly announced prior to the date of this Agreement;

(f)      redeem, purchase or otherwise acquire any of the Company’s outstanding share capital, or any rights, warrants or options to acquire any of its share capital; or

(g)      authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Section 1.4     Listing of Shares. For so long as PEH or its Affiliates Beneficially Own any Common Shares, the Company shall use commercially reasonable efforts to (a) continue the listing and trading of the Common Shares on the Principal Market, (b) comply with the Company’s reporting, filing, and other obligations under the bylaws or rules of the Principal Market and (c) maintain the eligibility of the Common Shares that are free from restrictive legends for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

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ARTICLE II

GOVERNANCE RIGHTS

Section 2.1     Board Rights.

(a)      Subject to the Governing Documents of the Company, from and after the Closing and for so long as the number of Common Shares Beneficially Owned by PEH and its Affiliates represents (i) fifty percent (50%) or more of the total number of Common Shares then issued and outstanding, PEH shall be entitled to nominate not less than five (5) individuals (each, a “PEH Designee,” and any member of the Board who was appointed or elected to the Board as a PEH Designee, an “PEH Director”) for appointment or election to the board of directors of the Company (the “Board”); (ii) less than fifty percent (50%) and equal to or greater than forty percent (40%) of the total number of Common Shares then issued and outstanding, PEH shall be entitled to nominate four (4) PEH Designees for appointment or election to the Board; (iii) less than forty percent (40%) and equal to or greater than twenty-eight percent (28%) of the total number of Common Shares then issued and outstanding, PEH shall be entitled to nominate three (3) PEH Designees for appointment or election to the Board; (iv) less than twenty-eight percent (28%) and equal to or greater than fifteen percent (15%) of the total number of Common Shares then issued and outstanding, PEH shall be entitled to nominate two (2) PEH Designees for appointment or election to the Board; and (v) less than fifteen percent (15%) and equal to or greater than seven and one-half percent (7.5%) of the total number of Common Shares then issued and outstanding, PEH shall be entitled to nominate one (1) PEH Designee for appointment or election to the Board. For so long as PEH is entitled to nominate any PEH Designees for appointment to the Board pursuant to this Section 2.1(a), PEH shall be entitled to nominate one (1) PEH Director to each committee of the Board (“Board Committees”) other than the Audit Committee.

(b)      For so long as PEH is entitled to nominate any PEH Designees for appointment to the Board pursuant to Section 2.1(a), the Company shall include in the slate of nominees recommended by the Board, at all of the Company’s applicable annual or special general meetings of shareholders at which directors are to be elected (or in any written resolutions or consent for election of directors), the PEH Designees nominated in accordance with this Section 2.1 and shall recommend that the holders of Common Shares vote in favor of such PEH Designees. The Company shall use its reasonable best efforts to cause the election of each such PEH Designee to the Board, in each case subject to applicable Law and the Company’s Governing Documents, it being understood that the Company shall support the PEH Designees (including via solicitation of proxies), and shall take reasonable steps in seeking to cause the election of the PEH Designees, in a manner no less rigorous and favorable than the manner in which the Company supports the election of the other director nominees of the Board.

(c)      In the event that the number of Common Shares Beneficially Owned by PEH and its Affiliates falls below the applicable thresholds set forth in Section 2.1(a), PEH shall request a number of the PEH Directors to promptly tender their resignation as a director such that the remaining number of PEH Directors equals the number of directors PEH is then entitled to nominate under Section 2.1(a), and the Company may take all reasonable actions within its control to cause the removal of such PEH Director(s). In the event that a vacancy is created by the resignation or removal of a PEH Director under this Section 2.1(c), then the Board may elect, appoint or otherwise act to fill such vacancy.

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(d)      In the event of the death, disability, resignation or removal of any PEH Director (other than resignation or removal pursuant to Section 2.1(c)), PEH, if it is then entitled to nominate a PEH Designee pursuant to Section 2.1(a), may nominate an individual as a new PEH Designee to replace such PEH Director and the Company shall take all reasonable actions within its control to cause such new PEH Designee to fill such resulting vacancy.

(e)      For so long as PEH is then entitled to nominate a PEH Designee pursuant to Section 2.1(a), the Board shall not, without the prior written consent of PEH, or as permitted by Section 2.1(c), remove any PEH Director from his or her directorship, except as required by Law, stock exchange rules, the Governing Documents of the Company or Company policies applicable to all other directors of the Company (in which case PEH’s right to designate PEH Designees for nomination or election to the Board at any annual or special general meetings of shareholders, PEH’s right to nominate a director to fill a vacancy resulting from the death, disability, resignation or removal of any PEH Director as a member of the Board, and the Company’s obligation to nominate such PEH Designee for election to the Board, in each case as set forth in this Section 2.1, are preserved).

(f)      Notwithstanding anything to the contrary in this Section 2.1, the appointment and service of any such PEH Designee on the Board or any Board Committee shall be subject to and conditioned upon any such PEH Designee (i) satisfying all requirements regarding service as a director of the Company or as a member of such Board Committee under the Governing Documents of the Company, applicable Law and stock exchange rules regarding service as a director of the Company or as a member of such Board Committee and all other criteria and qualifications for service as a director or as a member of such Board Committee applicable to all directors of the Company that have been publicly disclosed or otherwise disclosed to such PEH Designee and (ii) having made himself or herself reasonably available for interviews, consented to such reasonable reference and background checks or other reasonable investigations and provided all such information (including information necessary to determine the nominee’s independence status under various requirements and institutional investor guidelines as well as information necessary to determine any disclosure obligations of the Company) as the Board or Nomination and Corporate Governance Committee of the Board may reasonably request, including all information required to be disclosed for directors, candidates for directors and their respective Affiliates and Representatives in any filing with the SEC or otherwise in accordance with applicable Law or any stock exchange rules or listing standards. If, and for so long as, PEH is entitled to nominate (x) four (4) or more PEH Designees pursuant to Section 2.1(a), at least two (2) of such PEH Designees must qualify as an Independent Director and (y) three (3) PEH Designees pursuant to Section 2.1(a), at least one (1) of such PEH Designees must qualify as an Independent Director. PEH acknowledges and agrees that the PEH Designees shall be required, and PEH shall cause the PEH Designees to agree, to waive notice of and recuse themselves from any meetings, deliberations or discussions of the Board or any Board Committee to the extent relating to the transactions contemplated by this Agreement, other transactions between the Company and PEH or any of its Affiliates or other transactions that would reasonably give rise to conflicts of interest.

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(g)      Notwithstanding the foregoing and subject to applicable Law, following the consummation or expiry of a 70% Tender Offer (as defined below) commenced by PEH, whether or not such tender offer is successfully completed or results in PEH acquiring additional Common Shares, PEH shall have the right, to appoint any number of PEH Designees to the Board, and any limitations set forth in this Section 2.1 with respect to PEH’s right to nominate PEH Designees for appointment or election to the Board, shall cease to apply; provided, that the obligations set forth in Section 2.1(f) shall, notwithstanding the foregoing, continue to survive the consummation or expiry of a 70% Tender Offer unless and until the Company’s Common Shares are delisted from the Principal Market.

Section 2.2     Tender Offer.

(a)      Post-Completion Tender Offer. Within ninety (90) days from the date of the Closing, PEH shall initiate (and subsequently consummate) a tender offer to purchase any and all issued and outstanding equity securities of the Company (other than securities of the Company Beneficially Owned by PEH or its Affiliates) at a price per share equal to $12.22, subject to a maximum tender consideration of $100,000,000. Such tender offer must be conducted in accordance with all applicable Laws (including, for the avoidance of doubt, Regulation 14E, Regulation 14D and Rule 13e-3 of the Exchange Act, as applicable), stock exchange rules and the Governing Documents of the Company and may only be subject to customary conditions to be mutually agreed upon between PEH, on the one hand, and a majority of the Disinterested Directors then on the Board, on the other hand; provided, that in no event shall such tender be conditioned on (i) participation of any minimum threshold of shareholders of the Company or other “minimum tender” condition or (ii) obtaining any financing. The Company shall reasonably cooperate with PEH in connection with any tender offer commenced by PEH with respect to the Company’s securities pursuant to this Section 2.2(a).

(b)      Tender Offer upon Acquiring More than 70%. From and after the Closing, in the event PEH or its Affiliates acquire any securities of the Company such that, after giving effect to such acquisition, PEH and its Affiliates have Beneficial Ownership of more than seventy percent (70%) of the total number of issued and outstanding Common Shares, PEH must, within ninety (90) days of such acquisition, commence (and subsequently consummate) a tender offer pursuant to which PEH offers to purchase any and all issued and outstanding equity securities of the Company (other than any securities of the Company Beneficially Owned by PEH or its Affiliates) at a price per share that is no less than the volume weighted average trading price of the Common Shares on the Principal Market for the thirty (30) day trading day period ending on (and including) the trading day immediately preceding the public announcement of such tender offer (such tender offer, the “70% Tender Offer”). Such tender offer must be conducted in compliance with all applicable Laws (including, for the avoidance of doubt, Regulation 14E, Regulation 14D and Rule 13e-3 of the Exchange Act, as applicable) and stock exchange rules and the Governing Documents of the Company and may only be subject to customary conditions to be mutually agreed upon between PEH, on the one hand, and a majority of the Disinterested Directors then on the Board, on the other hand; provided, that in no event shall such tender be conditioned on (i) participation of any minimum threshold of shareholders of the Company or other “minimum tender” condition or (ii) obtaining any financing. The Company shall reasonably cooperate with PEH in connection with any 70% Tender Offer commenced by PEH with respect to the Company’s securities pursuant to this Section 2.2(b).

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(c)      Following the consummation or expiry of a 70% Tender Offer commenced by PEH, whether or not such tender offer is successfully completed or results in PEH acquiring additional Common Shares, or if PEH and its Affiliates otherwise reach a Beneficial Ownership of more than seventy percent (70%) of the total number of issued and outstanding Common Shares following a tender offer pursuant to Section 2.2(a) above, PEH shall have the right, in its sole discretion, subject to applicable Law, to cause the Company to delist its Common Shares from any stock exchange on which such Common Shares are then listed, including by directing its designees on the Board to take all actions reasonably necessary or desirable in furtherance thereof. For the avoidance of doubt, the rights set forth in this Section 2.2(c) may be exercised irrespective of (i) whether the conditions of such 70% Tender Offer are satisfied, or (ii) the percentages of Common Shares actually acquired by PEH pursuant to such 70% Tender Offer.

(d)      For so long as PEH or any of its Affiliates Beneficially Owns any Common Shares, the Company shall not take any action with the purpose of precluding or preventing a tender offer made by PEH in compliance with applicable Law for all, but not less than all, of the outstanding share capital of the Company.

Section 2.3     Listing of Shares. For so long as PEH and its Affiliates Beneficially Own seventy percent (70%) or less of the total number of issued and outstanding Common Shares, PEH shall, and shall cause its Affiliates to, ensure that the Company continues the listing and trading of the Common Shares on the Principal Market.

ARTICLE III

REGISTRATION RIGHTS

Section 3.1     Shelf Registration Rights.

(a)      The Company will use its reasonable best efforts to (i) file with the SEC, no later than ninety (90) days after the Closing, a Shelf Registration Statement, and (ii) cause the Shelf Registration Statement to be declared effective under the Securities Act or become automatically effective, if available, promptly thereafter (for purposes of clarity, if the Company is then ineligible to register for resale all of the Registrable Securities on Form F-3, such registration shall be on such other form available to register for resale all of the Registrable Securities as a secondary offering). Subject to the provisions of Section 3.5, the Company shall use its reasonable best efforts to keep the Shelf Registration Statement continuously effective under the Securities Act in order to permit the prospectus forming a part thereof to be usable by PEH and its Affiliates until the day PEH and its Affiliates no longer holds any Registrable Securities.

(b)      PEH and its Affiliates may from time to time following the Closing request to sell all or any portion of the Registrable Securities in an Underwritten Offering that is registered under the Shelf Registration Statement that includes roadshow presentations or investor calls by management of the Company or other marketing efforts by the Company or its management (a “Marketed Underwritten Offering”); provided, that in the case of each such Marketed Underwritten Offering the Registrable Securities proposed to be sold shall have an aggregate offering price of at least $20,000,000. The Company will not be required to effectuate more than three (3) Marketed Underwritten Offerings within any twelve (12)-month period.

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(c)      PEH and its Affiliates may from time to time following the Closing request to sell all or any portion of the Registrable Securities in an Underwritten Offering that is registered under the Shelf Registration Statement that does not include any marketing efforts by the Company or its management, including a “block trade” and an “overnight transaction” (a “Non-Marketed Underwritten Offering”); provided, that in the case of each such Non-Marketed Underwritten Offering the Registrable Securities proposed to be sold shall have an aggregate offering price of at least $10,000,000. The Company will not be required to effectuate more than three (3) Non-Marketed Underwritten Offerings within any ninety (90)-day period.

(d)      All requests for Marketed Underwritten Offerings and Non-Marketed Underwritten Offerings shall be made by giving written notice to the Company (an “Underwritten Offering Notice”), and upon receipt of an Underwritten Offering Notice the Company shall use its reasonable best efforts to effect such Marketed Underwritten Offering or Non-Marketed Underwritten Offering, as applicable, as expeditiously as reasonably possible for the number of Registrable Securities requested, in the manner requested by PEH and with lead bookrunning underwriter(s) selected by PEH (subject to the consent of the Company, which consent will not be unreasonably withheld or delayed), in each case, subject to the terms of this Agreement. Each Underwritten Offering Notice shall specify (i) the approximate number of Registrable Securities to be sold in such Underwritten Offering, (ii) whether such Underwritten Offering will be a Marketed Underwritten Offering or a Non-Marketed Underwritten Offering, (iii) the intended marketing efforts, if any, and (iv) the name(s) of the underwriter(s), if then known. Notwithstanding the foregoing, the Company is not obligated to effect an Underwritten Offering within sixty (60) days after the closing of a prior Underwritten Offering.

(e)      If, in connection therewith, the lead bookrunning underwriter(s) advise the Company, in writing, that, in their reasonable opinion, the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such Marketed Underwritten Offering exceeds the number of Registrable Securities and other securities that can be sold in an orderly manner in such offering within a price range acceptable to PEH, the Company shall include in such Marketed Underwritten Offering the number and type of Registrable Securities and other securities that can be so sold in the following order of priority: (i) first, the Registrable Securities requested to be included in such Marketed Underwritten Offering by PEH and (ii) second, other securities, including any securities the Company proposes to sell for its own account or requested to be included in such Marketed Underwritten Offering to the extent permitted hereunder.

Section 3.2     Piggyback Registrations.

(a)      If the Company at any time following the Closing proposes to (i) file a Registration Statement under the Securities Act with respect to any offering of Common Shares for its own account or for the account of any other Persons (other than (x) a Registration under Section 3.1 or (y) a Registration on Form S-4, Form F-4 or Form S-8, or any analogous or successor forms thereto) or (ii) file a prospectus supplement to effectuate an Underwritten Offering of Common Shares for its own account or for the account of any other Person as a takedown from an effective Shelf Registration Statement previously filed under the Securities Act and to which selling shareholders may be added pursuant to the SEC’s rules by means of a prospectus supplement, then, as soon as practicable (but in no event less than five (5) Business Days prior to the proposed date of public filing of such Registration Statement or prospectus supplement, as applicable), the Company shall give written notice of such proposed filing to PEH (a “Piggyback Notice”), and such Piggyback Notice shall offer PEH the opportunity to register under such Registration Statement or include in such prospectus supplement, as applicable, such number of Registrable Securities as PEH may request in writing (a “Piggyback Registration”). Subject to Section 3.2(b), the Company shall use commercially reasonable efforts to include in such Registration Statement or prospectus supplement, as applicable, all such Registrable Securities that are requested to be included therein by PEH within five (5) Business Days after the receipt by PEH of such Piggyback Notice; provided, that if at any time after giving a Piggyback Notice and prior to the effective date of the Registration Statement or the initial filing of the prospectus supplement filed in connection with such Registration, the Company shall determine for any reason not to Register or to delay Registration of such securities, the Company shall give written notice of such determination to PEH, and, thereupon, (A) in the case of a determination not to Register, shall be relieved of its obligation to Register any Registrable Securities in connection with such Registration (but not from its obligation to pay the Registration Expenses in connection therewith), and (B) in the case of a determination to delay Registering, shall be permitted to delay Registering any Registrable Securities, for the same period as the delay in Registering such other securities. If the offering pursuant to such Registration Statement is to be an Underwritten Offering, then PEH and the Company shall make such arrangements with the lead bookrunning underwriter(s) so that PEH and its Affiliates may participate in such Underwritten Offering on the same terms as any other share capital of the Company included in the offering.

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(b)      If, in connection with any Underwritten Offering included in a Piggyback Registration, the lead bookrunning underwriter(s) advise the Company, in writing, that, in their reasonable opinion, the inclusion of some or all of the Registrable Securities and other securities proposed to be included in the registration and the Underwritten Offering would adversely affect the successful marketing (including pricing) of the offering, then the Company shall include in such Registration Statement only such number of Registrable Securities and other securities as such underwriters have advised the Company can be sold in such offering without adversely affecting the successful marketing (including pricing) of the offering, to be allocated in the following manner:

(i)         in cases initially involving the registration for sale of securities for the Company’s own account: (A) first, one hundred percent (100%) of the securities that the Company proposes to sell for its own account; (B) second, the number of Registrable Securities requested to be included in such offering by PEH; (C) third, the number of Registrable Securities requested to be included in such offering by any other shareholders holding registration rights; and (D) only if all of the securities referred to in clauses (A) through (C) have been included in such registration, any other securities eligible for inclusion in such registration; and

(ii)         in cases initially involving the registration for sale of securities for the account of another shareholder pursuant to such shareholder’s exercise of demand registration rights, (A) first, the number of Registrable Securities requested to be included in such offering by such initiating shareholder and PEH, pro rata among all such Persons referenced in this clause (A); and (B) if all of the securities referred to in clause (A) have been included in such registration, the number of securities that the Company and any other securityholders propose to sell for their respective account, apportioned as agreed among the Persons referenced in this clause (B).

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(c)      PEH shall have the right to withdraw all or part of its request for inclusion of Registrable Securities in a Piggyback Registration by giving written notice to the Company of its request to withdraw; provided, that (i) in connection with a new Registration Statement, such request must be made in writing prior to the effectiveness of such Registration Statement, (ii) in connection with an Underwritten Offering that constitutes a takedown from an existing Shelf Registration Statement, such request must be made in writing prior to time at which the offering price and/or underwriter’s discount are determined with the managing underwriter(s), and (iii) such withdrawal shall be irrevocable and, after making such withdrawal, PEH shall no longer have any right to include Registrable Securities in the Piggyback Registration as to which such withdrawal was made; provided, that withdrawal from a general Shelf Registration Statement shall not preclude subsequent participation in a Piggyback Registration contemplated by Section 3.2.

Section 3.3     Obligations of the Company. In connection with any Registration pursuant to this Article III, the Company will:

(a)      furnish to PEH such number of copies of any prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as PEH may reasonably request in order to facilitate the disposition of Registrable Securities from time to time;

(b)      promptly following its knowledge thereof, notify PEH:

(i)         of the time when the Registration Statement has been declared effective or when a supplement or amendment to any prospectus forming a part of such Registration Statement has been filed (other than any deemed amendment of the Registration Statement by means of a document filed by the Company under the Exchange Act);

(ii)         after the Registration Statement becomes effective, of any request by the SEC that the Company amend or supplement the Registration Statement or prospectus forming a part of the Registration Statement or for additional information; and

(iii)         of the issuance by the SEC or any other Governmental Entity of any stop order suspending the effectiveness of the Registration Statement or the initiation of any Proceeding for such purpose; provided, that the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or other suspension of effectiveness of the Registration Statement, or the suspension of the qualification of any Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest practical time;

(c)      use its commercially reasonable efforts to prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement for such Registration and the prospectus used in connection with such Registration Statement as may be necessary to keep such Registration Statement effective for the period required by this Agreement and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement in accordance with the method of distribution set forth in such Registration Statement for such period;

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(d)      as promptly as reasonably practicable notify PEH at any time of the Company’s discovery of the occurrence of any event as a result of which the prospectus included in the Registration Statement for such Registration, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing (provided, however, that no such notice by the Company shall be required in the event that the Company either promptly files a prospectus supplement to update the prospectus or a Form 6-K or other appropriate Exchange Act report that is incorporated by reference into the Registration Statement, which in either case, contains the requisite information that results in such Registration Statement no longer containing any untrue statement or material fact or omitting to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading);

(e)      use its commercially reasonable efforts to (i) register and qualify the Registrable Securities covered by the Registration Statement under the securities or “blue sky” Laws of such jurisdictions within the United States as will be reasonably requested by PEH, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof while PEH or its Affiliates hold any Registrable Securities, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times while PEH or its Affiliates hold any Registrable Securities, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, that the Company will not be required in connection therewith or as a condition thereto to qualify to do business or otherwise become subject to taxation or service of process in suits in any such jurisdictions where it is not already so qualified or subject. The Company will promptly notify PEH in writing of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” Laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threat of any Proceeding for such purpose;

(f)      in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(g)      in connection with any Marketed Underwritten Offering, cause its officers to use their commercially reasonable efforts, on a customary basis and upon reasonable notice, to support the marketing of the Registrable Securities covered by such offering (including participation in “road shows,” investor calls, and other similar marketing efforts); provided, however, such marketing efforts shall not include a “road show” requiring the Company’s officers to travel outside the city in which they are primarily located at such time and the involvement of the officer(s) therein shall not exceed two (2) days of marketing;

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(h)      use its commercially reasonable efforts to cause all the Registrable Securities covered by the Registration Statement to be listed on the Principal Market and pay all associated fees and expenses with such listing;

(i)       provide a transfer agent and registrar for all Registrable Securities and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of the Registration Statement;

(j)       promptly make available for inspection by PEH, any underwriters, in the case of an Underwritten Offering, and their respective Representatives customary due diligence materials, including all financial and other records, pertinent corporate documents and properties of the Company during normal business hours at the offices where such information is typically kept, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by PEH, such underwriters, or any such Representatives, in each case, as reasonably necessary or advisable to verify the accuracy of the information in the Registration Statement and to conduct appropriate due diligence in connection therewith as is customary for similar due diligence examinations; provided, that any Confidential Information will be kept confidential by PEH or any such Representative, except if disclosure of such Confidential Information is required by Law, court or administrative order or in connection with an audit or examination by, or a blanket document request from, a regulatory or self-regulatory authority, bank examiner or auditor, in which case PEH or any such Representative shall, to the extent permitted by applicable Law and regulation, be required to give the Company written notice of the proposed disclosure prior to such disclosure and, if requested by the Company, use commercially reasonably efforts to assist the Company (at the Company’s sole expense) in seeking to prevent or limit the proposed disclosure;

(k)      in connection with any Underwritten Offering, use commercially reasonable best efforts to obtain (i) opinions of counsel for the Company, covering the matters customarily covered in opinions requested in underwritten offerings, including a “negative assurances letter,” as well as such other matters as may reasonably be requested and (ii) “comfort” letters and “bring-down” updates thereof (or, in the case of any such Person which does not satisfy the conditions for receipt of a “comfort” letter specified in Statement on Auditing Standards No. 72, an “agreed upon procedures” letter) signed by the independent public accountants who have certified the Company’s financial statements and, to the extent required, any other financial statements included in the applicable Registration Statement, covering the matters customarily covered in “comfort” letters in connection with underwritten offerings; and

(l)       promptly, including upon notice of the intention of PEH or any of its Affiliates to sell all or part of the Registrable Securities in an Underwritten Offering, (i) incorporate in one or more prospectus supplements or post-effective amendments to the Registration Statement such information as PEH reasonably believes is required by the Securities Act to be included therein relating to the proposed offer and sale and distribution of Registrable Securities, including information with respect to the number of Registrable Securities being sold from time to time, the purchase price being paid therefor and any other terms of any offering of Registrable Securities; and (ii) make all required filings of any such prospectus supplement or post-effective amendment after being notified of the intention of PEH or any of its Affiliates to sell, any such sale or otherwise of any of the matters to be incorporated in such prospectus supplement or post-effective amendment;

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(m)     use its commercially reasonable efforts to cause the Registrable Securities covered by the Registration Statement to be registered with or approved by such other Governmental Entities in the United States as may be necessary to consummate the disposition of such Registrable Securities; and

(n)      take all other actions as necessary and reasonably requested by PEH to expedite and facilitate disposition by PEH or any of its Affiliates from time to time of Registrable Securities pursuant to the Registration Statement, including by one or more Underwritten Offerings, subject, in each case, to the terms, conditions and limitations set forth in this Article III.

Section 3.4     Obligations of PEH. PEH will:

(a)      furnish to the Company such information regarding PEH and its plan and method of distribution of such Registrable Securities as the Company may, on advice of counsel, reasonably determine is required by applicable Law, including information required by Item 507 of Regulation S-K promulgated under the Securities Act, it being understood that it shall be a condition precedent to the obligations of the Company to take any action pursuant to this Article III with respect to any Registrable Securities held by PEH and its Affiliates that the Company shall have received all the applicable information required from PEH. The Company will notify PEH in writing of any such information that the Company reasonably requires from PEH, and PEH will furnish such required information to the Company as promptly as practical after being notified by the Company; provided, that any information that is designated in writing by PEH, in good faith, as confidential at the time of delivery of such information will be kept confidential by the Company and will not be disclosed except to the Company’s counsel, for purposes of determining whether applicable Law requires such information to be disclosed in the Registration Statement;

(b)      upon receipt of any notice from the Company of the occurrence of any event of the type described in Section 3.3(b)(i) or Section 3.3(b)(ii), discontinue disposition of Registrable Securities covered by the Registration Statement and suspend use of the Registration Statement or prospectus forming a part of the Registration Statement until the Company has provided an amendment or supplement to the Registration Statement or prospectus or the Company has advised that the use of the Registration Statement or prospectus may be resumed;

(c)      upon receipt of any notice from the Company of a delay or suspension pursuant to the terms of Section 3.5, discontinue disposition of Registrable Securities covered by the Registration Statement and suspend use of the Registration Statement or prospectus forming a part of the Registration Statement until the Company has provided an amendment or supplement to the Registration Statement or prospectus or the Company has advised that the use of the Registration Statement or prospectus may be resumed; and

(d)      in the event of any Underwritten Offering of Registrable Securities, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering.

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Section 3.5     Company Suspension Rights. Notwithstanding anything in this Article III to the contrary, the Company may delay the filing of the Registration Statement to be filed pursuant to this Article III or a request for acceleration of the effective date, or suspend the effectiveness of the Registration Statement, if the Company determines in good faith that such filing, acceleration or continued effectiveness would (a) materially interfere with any bona fide material financing, acquisition, corporate reorganization or merger or any other material transaction or event involving the Company, (b) require the Company to make a public disclosure of material non-public information that, in the good faith judgment of the Company: (i) would be required to be made in any Registration Statement filed with the SEC by the Company so that such Registration Statement would not be materially misleading; (ii) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement; and (iii) the Company has a bona fide business purpose for not disclosing publicly, (c) the Company does not yet have appropriate financial statements of any acquired or to be acquired entities required to be included in an effective Registration Statement, or (d) any other event occurs that makes any statement of a material fact made in the Registration Statement, including any document incorporated by reference therein, untrue or that requires the making of any additions or changes in the Registration Statement in order to make the statements therein not misleading; provided, however, that suspension periods pursuant to this Section 3.5 shall not exceed ninety (90) days in the aggregate in any twelve (12)-month period and no suspension period shall commence unless and until PEH receives notice thereof. If the Company suspends the effectiveness of the Registration Statement pursuant to this Section 3.5, the Company will, as promptly as reasonably practicable following the termination of the circumstance which entitled the Company to do so, take such actions as may be necessary to reinstate the effectiveness of the Registration Statement and give written notice to PEH authorizing PEH and its Affiliates to resume offerings and sales pursuant to the Registration Statement. If as a result thereof the prospectus included in the Registration Statement has been amended or supplemented to comply with the requirements of the Securities Act, the Company will enclose such revised prospectus with the notice to PEH given pursuant to this Section 3.5. After the expiration of any suspension period and without further request from PEH, the Company will effect the filing (or if required amendment or supplement) of the Registration Statement, or the filing of other documents, as necessary to allow PEH and its Affiliates to resell the Registrable Securities as set forth herein.

Section 3.6     Expenses of Registration. All Registration Expenses incurred in connection with registrations pursuant to this Article III will be borne and paid by the Company; provided, that Registration Expenses for any Registration Statement that is withdrawn in its entirety solely at the request of PEH shall be borne by PEH. All Selling Expenses relating to Registrable Securities registered pursuant to this Article III will be borne and paid by PEH.

Section 3.7     Indemnification. If any Registrable Securities are included in the Registration Statement under this Article III:

(a)      To the extent permitted by applicable Law, the Company will indemnify and hold harmless PEH and its Representatives (the “Company Indemnified Parties”) from and against any and all Damages, and the Company will reimburse each Company Indemnified Party for any legal or other expenses reasonably incurred thereby in connection with investigating or defending any Proceeding from which Damages may result; provided, however, that the indemnity agreement contained in this Section 3.7(a) will not apply to amounts paid in settlement of any such Proceeding if such settlement is effected without the consent of the Company, which consent will not be unreasonably withheld or delayed, nor will the Company be liable for any Damages to the extent that such Damages arise out of or are based upon any untrue statement or omissions made in reliance upon and in conformity with written information furnished by or on behalf of PEH expressly for use in connection with the Registration Statement.

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(b)      To the extent permitted by applicable Law, PEH will indemnify and hold harmless the Company and its Representatives against any Damages, and PEH will reimburse the Company and its Representatives for any legal or other expenses reasonably incurred thereby in connection with investigating or defending any Proceeding from which Damages may result, in each case only to the extent that such Damages arise out of or are based upon untrue statements or omissions made in reliance upon and in conformity with written information furnished by or on behalf of PEH expressly for use in connection with the Registration Statement; provided, however, that the indemnity agreement contained in this Section 3.7(b) will not apply to amounts paid in settlement of any such Proceeding if such settlement is effected without the consent of PEH, which consent will not be unreasonably withheld. Notwithstanding the foregoing, in no event shall any indemnity under this Section 3.7(b) payable by PEH exceed an amount equal to the net proceeds received by PEH in respect of the Registrable Securities actually sold pursuant to the Registration Statement at issue.

(c)      Promptly after receipt by an indemnified party under this Section 3.7 of notice of the commencement of any Proceeding (including any Proceeding by a Governmental Entity) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 3.7, give the indemnifying party notice of the commencement thereof. In case any such Proceeding is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it will elect, jointly with all other indemnifying parties similarly notified, by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel selected by the indemnifying party that is reasonably satisfactory to such indemnified party; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) will have the right to retain separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such Proceeding. Upon receipt of notice from the indemnifying party to such indemnified party of such indemnifying party’s election so to assume the defense of such Proceeding and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 3.7 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless the indemnified party will have employed separate counsel in accordance with the preceding sentence. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 3.7, except to the extent that the indemnifying party would be materially prejudiced as a proximate result of such failure to notify. Without the prior written consent of the indemnified party (which consent shall not be unreasonably withheld or delayed), no indemnifying party may effect any settlement of any pending or threatened Proceeding unless such settlement (i) includes an unconditional release of such indemnified party from all liability arising out of such Proceeding and (ii) does not include any statement to or any admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

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(d)      If the indemnification provided for this Section 3.7 is held by a court of competent jurisdiction to be unavailable to an indemnified party, other than pursuant to its terms, with respect to any Damages, then, subject to the limitations contained in this Section 3.7, the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such Damages in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other, in connection with the actions, statements or omissions that resulted in such Damages, as well as any other relevant equitable considerations. The relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other hand, shall be determined by a court of competent jurisdiction by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made (or omitted) by, or relates to information supplied by such indemnifying party or such indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent any such action, statement or omission. The Company and PEH agree that it would not be just and equitable if contribution pursuant to this Section 3.7(d) was determined solely upon pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding sentence. Notwithstanding the foregoing, in no event shall the amount PEH is obligated to contribute pursuant to this Section 3.7(d) exceed an amount equal to the net proceeds received by PEH in respect of the Registrable Securities actually sold pursuant to the Registration Statement which gives rise to such obligation to contribute.

Section 3.8     Confidentiality.

(a)      PEH will, and will cause its Representatives to, keep confidential any information (including oral, written and electronic information) concerning the Company or its Affiliates that may be furnished to PEH or its Representatives by or on behalf of the Company or any of its Representatives pursuant to this Agreement or otherwise in connection with PEH’s investment in the Company (“Confidential Information”) and to use the Confidential Information solely for the purposes of monitoring, administering or managing PEH’s investment in the Company made pursuant to this Agreement; provided, that Confidential Information will not include information that (i) was or becomes available to the public other than as a result of a breach of any confidentiality obligation in this Agreement by PEH or its Representatives, (ii) was or becomes available to PEH or its Representatives from a source other than the Company or its Representatives; provided, that such source is reasonably believed by PEH or such Representatives not to be subject to an obligation of confidentiality (whether by agreement or otherwise) after reasonable inquiry, (iii) at the time of disclosure is already in the possession of PEH or its Representatives from a source other than the Company or any of its Representatives, as evidenced by pre-existing written or electronic records; provided, that such source is reasonably believed by PEH or such Representative to not be subject to an obligation of confidentiality (whether by agreement or otherwise) after reasonable inquiry, or (iv) was independently developed by PEH or its Representatives without reference to, incorporation of, or other use of any Confidential Information; provided, that PEH may disclose Confidential Information (A) to its attorneys, accountants, consultants and financial and other professional advisors to the extent necessary to obtain their services in connection with its investment in the Company or (B) as may be required, after receiving the advice of outside legal counsel, by applicable Law or Judgment. In the event that PEH or any of its Representatives are required by applicable Law or Judgment to disclose any Confidential Information, PEH shall, (x) to the extent permissible by such applicable Law or Judgment, provide the Company with prompt written notice of such requirement, (y) disclose only that information that PEH determines (with the advice of counsel) is required by such applicable Law or Judgment to be disclosed and (z) use reasonable efforts to preserve the confidentiality of such Confidential Information, including by, at the Company’s request, reasonably cooperating with the Company to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such Confidential Information.

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(b)      PEH acknowledges that it is aware, and will advise any of its Affiliates who receive Confidential Information pursuant to this Agreement or otherwise, that applicable securities Laws prohibit any Person who has received material, non-public information from purchasing or selling securities on the basis of such information or from communicating such information to any other Person unless in compliance with such Laws.

Section 3.9     Reports under Exchange Act by the Company. With a view to making available to PEH the benefits of Rule 144 under the Securities Act and any other rule or regulation of the SEC that may at any time after the Closing permit PEH to sell securities of the Company to the public without registration or pursuant to a registration on Form F-3 or Form F-1, the Company will:

(a)      make and keep available adequate current public information, as those terms are understood and defined in Rule 144 under the Securities Act;

(b)      use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act;

(c)      furnish upon request to PEH (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of Rule 144 under the Securities Act, the Securities Act, and the Exchange Act, or that it qualifies as a registrant whose securities may be resold pursuant to Form F-3; and (ii) such other information as may be reasonably requested in availing PEH of any rule or regulation of the SEC that permits the selling of any such securities without registration; and

(d)      take such additional action as is reasonably requested by PEH to enable PEH to sell the Registrable Securities pursuant to Rule 144 under the Securities Act, including delivering all such legal opinions, consents, certificates, resolutions and instructions to the Company’s transfer agent as may be reasonably requested from time to time by PEH and otherwise fully cooperate with PEH and PEH’s broker to effect such sale of securities pursuant to Rule 144 under the Securities Act.

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Section 3.10    Future Registration Rights. For so long as PEH is entitled to the registration rights provided for in this Article III, the Company shall not enter into any registration rights agreement that would be inconsistent with the rights provided herein.

Section 3.11    Termination. The provisions of this Article III (other than Section 3.6, Section 3.7 and Section 3.8) shall automatically terminate upon the first date on which there cease to be any Common Shares Beneficially Owned by PEH or its Affiliates that are Registrable Securities.

ARTICLE IV

MISCELLANEOUS

Section 4.1     Certain Provisions of the PIPE SPA Superseded. Colden and the Company hereby acknowledge and agree that, subject to and effective as of immediately following the Closing, ARTICLE IV (other than Section 4.7 of the PIPE SPA, which will continue in full force and effect in accordance with its terms) and Article V of the PIPE SPA are superseded and hereby entirely replaced by the provisions of this Agreement and will have no further force and effect following the Closing (so that, for the avoidance of doubt, no Common Shares held by PEH following the Closing would be subject to any lockup restriction).

Section 4.2     Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and will become effective when one or more counterparts have been signed by a party and delivered to the other parties. Facsimile, PDF copies or other electronic transmission of signatures shall constitute original signatures for all purposes of this Agreement and any enforcement hereof. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include Electronic Signatures (as defined below), deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means. “Electronic Signatures” means any electronic symbol or process attached to, or associated with, any contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or record.

Section 4.3     Governing Law.

(a)      This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)      Any dispute relating hereto shall be heard in the Court of Chancery of the State of Delaware, and, if applicable, in any state or federal court located in the State of Delaware in which appeal from the Court of Chancery of the State of Delaware may validly be taken under the Laws of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over such dispute, any state or federal court within the State of Delaware) (each a “Chosen Court” and collectively, the “Chosen Courts”), and the parties hereto agree to the exclusive jurisdiction and venue of the Chosen Courts. Such Persons further agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or by any matters related to the foregoing (the “Applicable Matters”) shall be brought exclusively in a Chosen Court, and that any Proceeding arising out of this Agreement or any other Applicable Matter shall be deemed to have arisen from a transaction of business in the State of Delaware and each of the foregoing Persons hereby irrevocably consents to the jurisdiction of such Chosen Courts in any such Proceeding and irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that such Person may now or hereafter have to the laying of the venue of any such Proceeding in any such Chosen Court or that any such Proceeding brought in any such Chosen Court has been brought in an inconvenient forum.

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(c)      Such Persons further covenant not to bring a Proceeding with respect to the Applicable Matters other than in such Chosen Court and not to challenge or enforce in another jurisdiction a Judgment of such Chosen Court.

(d)      Process in any such Proceeding may be served on any Person with respect to such Applicable Matters anywhere in the world, whether within or without the jurisdiction of any such Chosen Court. Without limiting the foregoing, each such Person agrees that service of process on such party as provided in Section 4.6 shall be deemed effective service of process on such Person.

(e)      Waiver of Jury Trial. EACH PARTY HERETO, FOR ITSELF AND ITS AFFILIATES, HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE ACTIONS OF THE PARTIES HERETO OR THEIR RESPECTIVE AFFILIATES PURSUANT TO THIS AGREEMENT OR IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

Section 4.4     Entire Agreement; No Third Party Beneficiary. This Agreement, the Miranda SPA and the PIPE SPA (as amended hereby) contain the entire agreement by and among the parties with respect to the subject matter hereof and all prior negotiations, writings and understandings relating to the subject matter of this Agreement. This Agreement is not intended to confer upon any Person not a party hereto any rights or remedies hereunder.

Section 4.5     Expenses. All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including accounting and legal fees, shall be paid by the party incurring such expenses.

Section 4.6     Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent by nationally recognized overnight air courier, one (1) Business Day after mailing; (c) if sent by email transmission, when transmitted so long as there is no bounce-back or similar error message; and (d) if otherwise actually personally delivered, when delivered provided that such notices, requests, demands and other communications are delivered to the address or email address set forth below, or to such other address or email address as any party shall provide by like notice to the other parties to this Agreement:

19

If to the Company, to:

GeoPark Limited
Calle 94 No. 11-30, Piso 8
Bogotá, Colombia
Attention: Jaime Caballero Uribe, Chief Financial Officer
Email:    jcaballero@geo-park.com
      jucuellar@geo-park.com

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Attention: Juan G. Giráldez
      Claire Schupmann
Email:    jgiraldez@cgsh.com
      cschupmann@cgsh.com

If to PEH, to:

Panamerican Energy Holdings S.A.
MMG Tower, Piso 26
Ave. Paseo del Mar
Costa del Este Panamá
Rep. de Panamá
Attention: Oliverio Lew
Email:    olew@gilinskiholding.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London EC2N 4BQ
Attention: Lorenzo Corte
Email:    Lorenzo.Corte@skadden.com

20

If to Colden, to:

Colden Investments S.A.
MMG Tower, Piso 26
Ave. Paseo del Mar
Costa del Este Panamá
Rep. de Panamá
Attention: Oliverio Lew
Email:    olew@gilinskiholding.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London EC2N 4BQ
Attention: Lorenzo Corte
Email:    Lorenzo.Corte@skadden.com

Section 4.7     Successors and Assigns. The provisions of this Agreement shall inure to the benefit of and be binding upon the successors of each of the parties hereto. Notwithstanding the foregoing, neither PEH nor the Company shall assign or delegate any of its rights or obligations under this Agreement without the prior written consent of the other; provided that PEH may assign its rights under this Agreement to any Affiliate that, prior to such assignment, executes and delivers to the Company a joinder agreement (in form and substance reasonably acceptable to the Company); provided, further, that no such assignment shall relieve PEH of any of its obligations hereunder.

Section 4.8     Headings. The Section, Article and other headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement.

Section 4.9     Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by each party hereto and approved by a majority of the Disinterested Directors then on the Board. Any party hereto may, only by an instrument in writing, waive compliance by any other party or parties hereto with any term or provision hereof on the part of such other party or parties hereto to be performed or complied with; provided that any waiver by the Company shall require the approval of a majority of the Disinterested Directors then on the Board. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor will any single or partial exercise of any right or power, or any abandonment or discontinuance of steps to enforce such right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The waiver by any party hereto of a breach of any term or provision hereof shall not be construed as a waiver of any subsequent breach. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

21

Section 4.10    Interpretation; Absence of Presumption.

(a)      For the purposes hereof: (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Exhibits) and not to any particular provision of this Agreement, and Article, Section, paragraph, Exhibit references are to the Articles, Sections, paragraphs, and Exhibits to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified; and (iv) the word “or,” “any” or “either” shall not be exclusive. References to a Person are also to its permitted assigns and successors. When calculating the period of time between which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded (and unless, otherwise required by law, if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day).

(b)      With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration will be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

Section 4.11    Severability. Any provision hereof that is held to be invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, shall be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof; provided, however, that the parties will attempt in good faith to reform this Agreement in a manner consistent with the intent of any such ineffective provision for the purpose of carrying out such intent.

Section 4.12    Specific Performance. The parties hereto agree that irreparable damage could occur and that a party may not have any adequate remedy at law in the event that any of the provisions of this Agreement are not performed in accordance with their terms or were otherwise breached. Accordingly, each party shall without the necessity of proving the inadequacy of money damages or posting a bond be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms, provisions and covenants contained therein, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 4.13    Non-Recourse. Any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against the entities that are expressly named as parties hereto (the “Contract Parties”) and then only with respect to the specific obligations of such party and subject to the terms, conditions and limitations set forth herein. No Person other than the Contract Parties, including no member, partner, stockholder, unitholder, Affiliate or Representative thereof, nor any member, partner, stockholder, unitholder, Affiliate or Representative of any of the foregoing, shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action or obligations arising under, out of, or related to this Agreement or its negotiation, execution, performance, or breach.

Section 4.14    Effectiveness; Termination. Notwithstanding anything to the contrary contained in this Agreement, this Agreement shall not become effective until immediately after the Closing and, prior to the Closing, this Agreement shall be of no force or effect and no party shall have any rights or obligations hereunder, other than under this Section 4.14, Section 4.2, Section 4.3, Section 4.5 and Section 4.6, each of which shall be effective as of the date hereof. This Agreement shall automatically terminate and be of no further force or effect upon the earliest to occur of (i) the termination of the Miranda SPA in accordance with its terms prior to the Closing, (ii) the termination of this Agreement by the written agreement of the parties hereto and (iii) the first date on which none of PEH or its Affiliates Beneficially Own any Common Shares; provided that termination shall not relieve any party from liability for any willful and material breach of this Agreement prior to such termination.

(Signature page follows)

22

The parties have caused this Governance Agreement to be executed as of the date first written above.

COMPANY

GeoPark Limited

By:	/s/ Felipe Bayón
	Name:	Felipe Bayón
	Title:	Chief Executive Officer

The parties have caused this Governance Agreement to be executed as of the date first written above.

PEH

Panamerican Energy Holdings S.A.

By:	/s/ Jaime Gilinski
	Name:	Jaime Gilinski
	Title:	Authorized Signatory

The parties have caused this Governance Agreement to be executed as of the date first written above.

Solely for the purposes of Section 1.2, Section 2.1 and ARTICLE IV of this Agreement,

COLDEN

Colden Investments S.A.

By:	/s/ Jaime Gilinski
	Name:	Jaime Gilinski
	Title:	Authorized Signatory

EXHIBIT A

DEFINITIONS

The following terms have the meanings indicated:

“Affiliate” of any Person means any Person, directly or indirectly, Controlling, Controlled by or under common Control with such Person; provided, however, that the Company (and its Subsidiaries) and PEH (and its Subsidiaries) shall not be deemed to be Affiliates.

“Beneficial Ownership,” “Beneficially Owned” and “Beneficially Owns” have the meanings specified in Rule 13d-3 promulgated under the Exchange Act, including the provision that any “group” will be deemed to have Beneficial Ownership of all securities Beneficially Owned by the members of such group and any member of a “group” will be deemed to have Beneficial Ownership of all securities Beneficially Owned by other members of the group in accordance with the provisions of such Rule, and a Person’s Beneficial Ownership of securities will be calculated in accordance with the provisions of such Rule; provided, however, that a Person will be deemed to be the Beneficial Owner of any security which may be acquired by such Person whether within sixty (60) days or thereafter, upon the conversion, exchange or exercise of any rights, options, warrants or similar securities to subscribe for, purchase or otherwise acquire (a) capital stock of any Person or (b) securities directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock of such Person. The term “Beneficial Owner” shall have the correlative meaning.

“Business Day” means any day other than a Saturday, a Sunday or any day on which banks located in New York, New York, or Bogotá, Colombia are authorized or required by Law to close or be closed.

“Closing” has the meaning given to such term in the Miranda SPA.

“Control” (including its correlative meanings “under common Control with” and “Controlled by”) means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through ownership of securities or partnership or other interests, by contract or otherwise.

“Damages” means any loss, claim, damage, liability, cost (including reasonable cost of preparation and investigation and reasonable attorney’s fees), and judgment, fine, penalty, charge, or settlement cost in respect of any Proceeding, and expense to which a Party hereto or any of its Affiliates or controlling Persons may become subject under the Securities Act, the Exchange Act, or other Laws (or any Proceeding in respect thereof), insofar as such loss, claim, damage, liability, cost, judgment, fine, penalty, charge, settlement cost or expense arises out of or is based upon (a) any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement of the Company filed pursuant to the terms of this Agreement, including any preliminary prospectus or prospectus contained therein or any amendments or supplements thereto, any “issuer free writing prospectus” (as such term is defined in Rule 433 under the Securities Act), or roadshow presentation, or (b) an omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (with respect to any preliminary prospectus or prospectus or any amendments or supplements thereto, in the light of the circumstances under which they were made) not misleading.

A-1

“Disinterested Director” means an Independent Director on the Board who is not a party to the act or transaction at issue and does not have a Material Interest in the act or transaction or a Material Relationship with a Person that has a Material Interest in the act or transaction at issue.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fully Diluted Share Capital” means the total number of Common Shares issued and outstanding as of immediately prior to the date of determination, determined on a fully diluted, as if exercised basis, whether or not exercised, exercisable, settled, eligible for settlement, converted or eligible for conversion, vested or unvested.

“Governing Documents” means, with respect to any Person, the articles of incorporation, certificate of incorporation, charter, by-laws, memorandum of association, articles of formation, certificate of formation, operating agreement, partnership agreement, certificate of limited partnership or similar constitutive or organizational document, including any amendments thereto or restatements thereof as in effect on the date hereof.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, administrative agency, commission or other governmental official, authority or instrumentality (including any legislature, regulatory administrative authority, governmental agency, bureau, branch or department).

“Independent Director” means a director on the Board who qualifies as an “independent director” pursuant to applicable Law and stock exchange rules and the independence criteria of the Company applicable to all directors.

“Judgment” means judgments, orders and decrees of any Governmental Entity.

“Law” means any law, statute, code, rule or regulation enacted by any Governmental Entity.

“Material Interest” means an actual or potential benefit, including the avoidance of a detriment, other than one which would devolve on the Company or the shareholders generally, that in the case of a director, would reasonably be expected to impair the objectivity of the director’s judgment when participating in the negotiation, authorization, or approval of the act or transaction at issue.

“Material Relationship” means a familial, financial, professional, employment, or other relationship that in the case of a director, would reasonably be expected to impair the objectivity of the director’s judgment when participating in the negotiation, authorization, or approval of the act or transaction at issue or otherwise with respect to the Person with whom such relationship exists.

“NYSE” means the New York Stock Exchange.

A-2

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or Governmental Entity.

“Principal Market” means the NYSE (or any nationally recognized successor thereto), or any other national securities exchange other than the NYSE in the event that the Common Shares are listed on such other exchange.

“Proceeding” means an action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity.

“Registrable Securities” means the Common Shares Beneficially Owned by PEH and its Affiliates; provided, however, that a security shall cease to be a Registrable Security upon the earliest to occur of the following: (a) a Registration Statement registering such security under the Securities Act has been declared or becomes effective and such security has been sold or otherwise transferred by the holder thereof pursuant to and in a manner contemplated by such Registration Statement, (b) such security is sold pursuant to Rule 144 under circumstances in which any legend borne by such security relating to restrictions on transferability thereof, under the Security Act or otherwise, is removed by the Company, (c) such security is eligible to be sold pursuant to Rule 144 without condition or restriction, including without any limitation as to volume of sales, and without PEH complying with any method of sale requirements or notice requirements under Rule 144, or (d) such security shall cease to be outstanding following its issuance.

“Registration” means a registration with the SEC of the Company’s securities for offer and sale to the public under a Registration Statement. The terms “Register”, “Registering” and “Registered” shall have a correlative meaning.

“Registration Expenses” means all registration and filing fee expenses incurred by the Company in effecting any Registration pursuant to this Agreement, including (a) all registration, qualification, and filing fees, printing expenses, and any other fees and expenses associated with filings required to be made with the SEC or any other regulatory authority, (b) all fees and expenses in connection with compliance with or clearing the Registrable Securities for sale under any securities or “Blue Sky” Laws, (c) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses and (d) all fees and expenses of counsel for the Company and of all independent certified public accountants of the Company (including the expenses of any special audit and cold comfort letters required by or incident to such performance).

“Registration Statement” means any registration statement of the Company filed with, or to be filed with, the SEC under the rules and regulations promulgated under the Securities Act (other than a registration statement on Form S-4, Form F-4 or Form S-8, or any analogous or successor forms thereto, promulgated under the Securities Act), including the related prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and material incorporated by reference in such registration statement.

“Representatives” means a Person’s Affiliates and its and their respective employees, officers, directors, agents, consultants, accountants, attorneys or financial advisors.

“SEC” means the Securities and Exchange Commission.

A-3

“Securities Act” means the Securities Act of 1933, as amended.

“Selling Expenses” means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities and the fees and disbursements of counsel to PEH (other than such fees and expenses expressly included in Registration Expenses) in connection with the registration and sale of Registrable Securities.

“Shelf Registration Statement” means a Registration Statement of the Company filed with the SEC on Form F-3 (or any successor form or other appropriate form under the Securities Act) or a prospectus supplement to an existing Form F-3 (or any successor form or other appropriate form under the Securities Act), for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (or any similar rule that may be adopted by the SEC) covering all of the Registrable Securities, as applicable, and which may also cover any other securities of the Company. For purposes of clarity, this term shall include a Registration Statement of the Company filed with the SEC on such other form available to register for resale all of the Registrable Securities as a secondary offering, if the Company is then ineligible to register for resale all of the Registrable Securities on Form F-3.

“Subsidiary” means, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other Subsidiary of such party is a general partner or serves in a similar capacity, or, with respect to such corporation or other organization, at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or Controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Transfer” by any Person means, directly or indirectly, to sell, assign, pledge, lend, give, encumber, hypothecate, grant any option, right or warrant to purchase or otherwise dispose of or transfer (by the operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement, agreement or understanding with respect to the sale, assignment, pledge, encumbrance, hypothecation or other disposition or transfer (by the operation of Law or otherwise), of any shares of equity securities Beneficially Owned by such Person or of any interest in any shares of equity securities Beneficially Owned by such Person. “Transferred” shall have the correlative meaning.

“Underwritten Offering” means a sale of Common Shares to an underwriter for reoffering to the public.

A-4

Index of Defined Terms

Affiliate	Exhibit A
Agreement	Preamble
Applicable Matters	Section 4.3(b)
Beneficial Owner	Def. of 'Affiliate'
Beneficial Ownership	Exhibit A
Beneficially Owned	Exhibit A
Beneficially Owns	Exhibit A
Blue Sky	Def. of 'Registration Expenses'
Board Committees	Section 2.1(a)
Business Day	Exhibit A
Chosen Court	Section 4.3(b)
Chosen Courts	Section 4.3(b)
Colden	Preamble
Common Shares	Recitals
Company	Preamble
Company Indemnified Parties	Section 3.7(a)
Confidential Information	Section 3.8(a)
Contract Parties	Section 4.13
Control	Exhibit A
Damages	Exhibit A
Disinterested Director	Exhibit A
EAI	Preamble
Electronic Signatures	Section 4.2
Exchange Act	Exhibit A
Fully Diluted Share Capital	Exhibit A
Governing Documents	Exhibit A
Governmental Entity	Exhibit A
Independent Director	Exhibit A
Judgment	Exhibit A
Law	Exhibit A
Marketed Underwritten Offering	Section 3.1(b)
Material Interest	Exhibit A
Material Relationship	Exhibit A
Miranda SPA	Recitals
Non-Marketed Underwritten Offering	Section 3.1(c)
NYSE	Exhibit A
Parties	Preamble
Party	Preamble
Person	Exhibit A
Piggyback Notice	Section 3.2(a)
Piggyback Registration	Section 3.2(a)
PIPE SPA	Recitals
Principal Market	Exhibit A
Proceeding	Exhibit A
Register	Def. of 'Registration'

A-5

Registered	Def. of 'Registration'
Registrable Securities	Exhibit A
Registration	Exhibit A
Registration Expenses	Exhibit A
Registration Statement	Exhibit A
Representatives	Exhibit A
SEC	Exhibit A
Securities Act	Exhibit A
Selling Expenses	Exhibit A
Shelf Registration Statement	Exhibit A
Subsidiary	Exhibit A
Transfer	Exhibit A
Transferred	Def. of 'Transfer'
Underwritten Offering	Exhibit A
Underwritten Offering Notice	Section 3.1(d)

A-6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: November 2, 2026